bw
Biggs Wilkerson, l.c.
Attorneys at law

7701 e. Kellogg, suite 565		Michael R. Biggs
Wichita, Kansas 67207		direct dial: 316.684.0719
316.684.2929 phone	email: mRB@biggswilkerson.com
316.681.0153 fax		www.biggswilkerson.com

August 5, 2005

Ms. Peggy Kim, Esq.

Senior Counsel

Division of Corporation Finance

United States Securities and

  Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:          ADVISORS REIT I, Inc.

Registration No. 333-124916

Dear Ms. Kim;

We are responding to your Comment Letter dated June 10, 2005.  During the interim we obtained the comments and informal approvals of the various states where the Registrant intends to sell its shares.  While their comments do not significantly impact our disclosures, progress on the financing was delayed by their relatively slow turn-around.  The SEC staff’s quick response to our filing was appreciated.  Time continues to remain important to the Registrant: they hope to begin selling the shares as soon as possible.  However, we are not formally requesting acceleration of registration.

The following is offered for your consideration.  If there is any other material of information that we may provide to facilitate your review, please do not hesitate to contact me.  Our responses are formatted to mirror the references (title and comment #) included in your June 10th correspondence.  Your original comments are presented in bold.

General

1.                                      Please note that while Industry Guide 5 by its terms applies only to real estate limited partnerships, the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for REITs. Because this is a blind pool offering and you intend to qualify for taxation as a REIT, please revise the prospectus to substantially comply with Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Guide 5. Refer to SEC Release 33-6900.

Response to Comment #1

Applicability of the Industry Guide is noted.  Attached is a summary identifying where disclosure has previously been made or referencing the inapplicability of the particular Guide #5 item.

2.                                      We note that it appears that Dimensions Investment is acting as your dealer in this offering. Please tell us whether Dimensions Investment Management is a registered broker-dealer.

Response to Comment #2

Dimensions Investment Management (“DIM”) is not acting as a dealer in this offering.  Please refer to our response to Comment #78.

3.                                      Please revise to include the information required by Item 201 (b)(1) and Item 506 of Regulation S-K.

Response to Comment #3

Re:       Item 201(b) (1), please see revised “Principal Stockholders,” appearing on page 59.

Re:       Item 506; please see revised “RISK FACTORS – Risks Related to Our Offering – As a new investor you will incur substantial dilution and future equity offerings could result in additional dilution, “ appearing on page 28 and the addition of a new section captioned “DILUTION,” appearing on page 45.

Cover Page of Registration Statement

Fee Table

4.                                      Please expand the table to include the basis for the calculation of the amounts. Refer to the cover page of the Form S-11 for guidance. Further, please also revise the cover page of the registration statement to include all the information described on Form S-I1. For example, include the information and boxes regarding Rules 462 and 434, even if unchecked.

Response to Comment #4

See revisions to Fee Table, cover page of Amended Registration Statement.

Front Cover of Prospectus

5.                                      Please disclose on the cover page that you must sell the minimum amount by December 31, 2005 or you will promptly return the funds to investors, and that the offering may be extended to a date no later than March 31, 2006, as mentioned on page 84. Please revise throughout to consistently describe the termination provisions of the offering. We note that on page 4 you describe August 31, 2005 as the date by which the minimum must be raised. Please also describe any escrow arrangements. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response to Comment #5

The offering dates have been reconciled throughout the Prospectus.  As to any escrow arrangement, please note that no funds will be withdrawn from any investor’s Fidelity account before subscriptions for at least the minimum offering have been tendered by investors and accepted by the Registrant.  Please also refer to the expanded disclosures regarding the return of investors’ funds from their Fidelity accounts appearing under “THE OFFERING – Funding Arrangement” appearing on page 95

6.                                      State on the cover page that the price of the securities was arbitrarily selected by you as disclosed on page 3.

Response to Comment #6

See new footnote to Offering Table appearing on the Cover Page which states “The offering price was arbitrarily determined by management.”.

7.                                      Please expand the bullet point risk factors listed on the cover page to include a discussion of the following risks:

•                                          That you have nominal assets totaling only $287,740;

•                                          That your management team has no experience in operating or advising a public REIT and that your operating costs may exceed operating costs typically incurred by other REITs with an experienced management team;

•                                          That your investment policies may change without stockholder approval;

•                                          The high leverage authorized by your charter of 200% of assets and that such leverage may reduce the amount of distributions to investors; and

•                                          That your board of directors has sole discretion to convert your business structure to an externally managed and fee based advisory form REIT.

Response to Comment #7

The bullet point Risk Factors have been expanded as requested with the exception of your suggested leverage Risk Factor.  Given that the Registrant’s express policy is to use limited leverage (see RISKS FACTORS – Risks Related to Our Business and Operations – Our limited use of debt financing may diminish returns you might otherwise receive from other REITs that more aggressively use leverage to finance growth), the suggested bullet point would be confusing to investors, and if not confusing, the suggested bullet point does not highlight a “unique” risk of this offering.

8.                                      Please revise the cover page risks as follows:

a.                                       Revise the second bullet to describe or quantify what you mean by “small

b.                                       Expand the third bullet point of the current risk factors on your cover page to state that you have no immediate plans to apply for listing on any national exchange or quotation system. Please also revise to clarify that the investors will be unable to resell your common stock, rather than that they “may” be unable to resell.

c.                                       Please also revise the fourth bullet point in the existing cover page risk factors to disclose that no single stockholder may own more than 9.8% of any class of your common stock.

Response to Comment #8

The risks factors have been amended to include your requested changes.

9.                                      Please revise the Commission legend to include the sentence: “[a]ny representation to the contrary is a criminal offense.” Refer to Item 501((b)(7) of Regulation S-K.

Response to Comment #9

The legend has been amended to reflect your requested change.

10.                               Although we realize the limited space available for the above referenced comments on the cover page, we note that the current organization of the cover page could be revised to permit the inclusion of the disclosure. For example, please consider presenting the cover page risk factors in two-column format. In addition, to the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor Section.

Response to Comment # 10

Conforming changes have been made to the RISK FACTORS appearing throughout the Prospectus.

Prospectus Summary – Beginning on Page 1

11.                               We note that you are conducting a minimum-maximum best efforts offering. Please revise to state in the summary and in the plan of distribution whether affiliates will purchase shares and if any purchases will be counted toward the minimum offering amount. Please also disclose the total amount that affiliates may purchase and indicate that they are purchasing for investment and not for resale.

Response to Comment #11

Conforming changes have been made on page 5 under “Prospectus Summary – The Offering – Offering Procedure” and on page 93 under “THE OFFERING – Plan of Distribution.”  Please note that the officers, directors, advisory directors and current shareholders were polled to determine that none were considering making an additional investment.

12.                               Please revise to include a tabular summary of the use of proceeds. Refer to Item 3.B. and Appendix I of Guide 5. We note your disclosure on page 5 and 27.

Response to Comment #12

The Prospectus Summary’s “Estimated Use of Proceeds” appearing on page 7 has been modified to disclose additional information, but the format has not.  We believe the requirement that information be presented in tabular form applies to the actual “ESTIMATED USE OF PROCEEDS” section appearing on page 30 and not the summary disclosure.  In reviewing other 2005 S-11 filings, we failed to identify another registrant who utilized a tabular format in their Prospectus Summary section.  As to the ESTIMATED USE OF PROCEEDS section itself, we have included additional disclosures.  However, we have chosen to not include all of the line items such as “Acquisition Fees” and “Real Estate Commissions” as these disclosures relate to payments to affiliates and sponsors of an externally managed REIT.  There will be no such fees because the Registrant’s is a self-administered, self-managed REIT.

13.                               Disclose whether the units you will issue to holders of the operating partnerships will be convertible into the Advisor REIT shares and describe the impact on Advisor REIT shareholders of any such conversion option.

Response to Comment #13

The Risk Factor “Risks Related to Our Business and Operations - Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.”  appearing on page 12 has been modified.

14.                               We note the compensation provided to your Advisory Board members for advising your board of directors in making real estate investing decisions. Please disclose this compensation arrangement here with a more detailed description in the later part of your document. See Item 4 of Guide 5 for guidance. Please address any policies concerning limits on the compensation provided to the advisors in light of your disclosure on page 56 that work conducted outside of meetings may be compensated at $150 an hour.

Response to Comment #14

Additional disclosure has been added under “Our Business” in the Prospectus Summary appearing on page 1.  Please note that because the Registrant will be self-managed many of the advisory-based mandated disclosures are irrelevant and there are not analogous disclosures that can be made.   Additional disclosure has been added under “MANAGEMENT –Compensation of Directors and Advisory Directors” appearing on page 52.

15.                               Please briefly discuss any conflicts of interest (such as those described beginning on page 11) that may arise between you and any officers, directors, affiliates, or “advisory directors” who are active in the operation of the REIT.  As one example, we note on page 12 that members of your Board of Advisors, Paul Jackson and Michael Boyd, are principals of private real estate development companies.  You should discuss any potential conflicts arising over possible purchase of real estate property that may be desirable to both the REIT and to Jackson and Boyd in their capacity .as principals of a competing private real estate development business.  Please also consider risk factor disclosure concerning the competing interest in the real estate with these advisors.

Response to Comment #15

The third summary Risk Factor which appears on page 4 has been expanded.  An additional Risk Factor appearing on page 13 has been included, entitled “Risks Related to Conflicts of Interest – Officers, Directors, Advisory Directors and affiliates have, or may have, business interests that may compete with the Company’s operations and our future potential investments which may result in less attractive investment opportunities or we may lease to less attractive tenants or at reduced rental lease rates, lowering or overall return.”

16.                               In an appropriate section of the summary, please disclose that funds released from escrow upon your reaching the minimum offering amount will be applied toward reimbursement of organizational and offering expenses rather than to the purchase of property, and that if only the minimum funding level is reached, a significant amount of revenues will be used to pay general and administrative expenses. Please add any related risk factor disclosure if applicable.

Response to Comment #16

Because 97.85% (99.14% if the maximum is raised) of the proceeds are intended to be utilized in investments and business operations, the Registrant believes additional disclosure is unnecessary and confusing to investors.  Please note that there will be no reimbursement of offering expenses as is customary with underwritten offerings, nor will there be a reimbursement for organizational expenses paid by the Registrant prior to completion of the offering: the Registrant’s initial funds were raised for the express purpose of paying offering costs.

Our Business

17.                               Please disclose your Internet address, if available.

Response to Comment #17

The Regisrant’s internet address is: www.ADVISORSREIT.com appears on page 1.

18.                               Please identify, here and in the Business section, the states in the Midwest and Southwest in which you intend to acquire property.

Response to Comment #18

The suggested state listings have been included on pages 1 & 2 as well as on page 32.

19.                               Disclose the basis for your belief that a self administered trust will more efficiently invest shareholder monies in real property than would a fee based advisory managed REIT, especially in light of your statement that your management team has no experience in operating a public REIT.

Response to Comment #19

Additional disclosure has been added under “Our Business” on page 1 of the Prospectus Summary.

20.                               Disclose also that you are authorized under your articles of incorporation to use an external advisor as mentioned on page 48.

Response to Comment #20

The suggested change has been made under “Our Business” on page 1 of the Prospectus Summary.

21.                               Please clarify here that your board of directors (currently 3 directors) are solely responsible for the selection of properties, tenants, and property managers and mentioned on page 30.

Response to Comment #21

The suggested change has been made under “Our Business” on page 1 of the Prospectus Summary.

22.                               Expand the third paragraph to explain what constitutes “worthwhile commercial property” and the factors considered in determining the standard.

Response to Comment #22

Additional disclosure (an additional paragraph) has been added under “Our Business” on page 2 of the Prospectus Summary.

23.                               Revise the fourth paragraph to define “triple-net basis.”

Response to Comment #23

The suggested change has been made.  The change appears on page 2.

24.                               On page 2, disclose the maximum amount your directors may borrow on any lines of credit.

Response to Comment #24

The Company interprets the article’s 200% limitation to apply to both secured and unsecured indebtedness, regardless of maturity and the form of the borrowing.  Accordingly any line of credit would be included within the 200% limitation.  A minor modification has been made at the bottom of page 2.

Our Strategy and Overall Objectives, page 2

25.                               We note the use of the term “dividend.” Please avoid using the term “dividend” when a distribution is in whole or in part a return of capital. Please consider using the term “distribution.” Please revise your use of the term “dividend” throughout your sales literature and throughout the prospectus accordingly.

Response to Comment #25

There are only two instances in the Registration Statement where the term “dividend” was mentioned without a descriptive adjective identifying it as either “ordinary” or “capital” in nature.  Those two instances have been changed to the word “distributions.” The sales literature has been conformed to this comment.

26.                               We note that your objective is to provide liquidity on or before October 31, 2017. Please revise here and in the body of the prospectus to describe how you will provide liquidity to stockholders. For example, disclose any plans for liquidation and dissolution, redemption or for listing on an exchange. We note your risk factor discussion on page 24.

Response to Comment #26

The disclosures regarding liquidity under Prospectus Summary “– Risk Factors” (page 4) and “- The Offering – Subsequent Transfer of Shares” (page 7) specifically address each of your concerns.  Accordingly we do not believe that duplicate disclosure under Prospectus Summary “– Our Strategy and Overall Objectives” (page 3, i.e., the page prior to the first existing disclosure) is necessary.  Liquidity is but one of five objectives and should not be given disproportionate emphasis.

27.                               We note your strategy of “minimizing the immediate dilution for shareholders’ funds by directly selling the shares to investors, rather than through traditional means.” Please advise us or revise this statement to clarify that because you will not pay any commissions or discounts, more proceeds will be available to you than if you did have to make these payments.

Response to Comment # 27

The offering is being conducted without commissions, discounts or other compensation to any broker, dealer, underwriter, officer, director, advisory director or anyone else.  Accordingly, there will be an additional 6% to 9.5% of investors’ funds available versus a typical underwritten offering which pays commissions, discounts and other compensation.  Additional disclosure has also been made on page 3 of the Prospectus.

Risk Factors, page 3

28.                               Please revise to delete the mitigating language in the eighth bullet. Further, please revise, here and in the risk factor on page 8, to clarify that you have not entered into any agreements with property managers.

Response to Comment #28

The suggested change has been made on pages 4 and 9 of the Prospectus.

29.                               Please revise to discuss the risks associated with triple net leases, including the inability to sell or re-lease properties that are suited to a particular tenant and the effect on distributions and your revenue from the inability of a single tenant to pay rent, the leverage of your tenants and any lack of creditworthiness.

Response to Comment #29

An additional Risk Factor (“We depend on tenants for our revenue, and lease terminations could reduce our net income and limit our ability to make distributions to our stockholders.”) has been added on page 16.  Please note the disclosure already appearing on page 32 under “Our Business – General” i.e., “We do not intend to acquire special use facilities.”

Offering Procedure, page 4

30.                               Please expand to disclose the procedure, including number of days, for returning funds to subscribers of the shares in the event the minimum offering amount is not reached.

Response to Comment #30

Additional disclosure has been made on page 5 regarding the offering procedure.  Please also note that unlike a traditional minimum-maximum “best efforts” offering, no money will be held in escrow for the benefit of the Registrant until the minimum offering has been subscribed for.

31.                               Please expand your discussion relating to the requirement that investors must open an account with National Financial Services to disclose the additional $250 one time charge. Disclose also whether the charge is refundable if the minimum offering amount is not satisfied.

Response to Comment #31

Additional disclosure has been made on page 5 regarding the potential payment of the $250 set up charge if the minimum offering is raised.  In other words, the set up fee is not charged if the minimum is not raised.

Minimum Investment, page 4

32.                               The emphasis on the irrevocability of a subscription for your shares implies that an investor’s funds are non-refundable even where you fail to satisfy the minimum amount. Please revise to offering clarify.

Response to Comment #32

The suggested clarification has been made in the second paragraph appearing on page 5.

Distribution Policy, page 5

33.                               Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets, borrow funds, or use the proceeds of this offering in order to make distributions. Please also revise to clarify that you may make distributions that include a return of capital.

Response to Comment #33

Additional disclosure has been made regarding the distributions on page 6.

Estimated Use of Proceeds, page 5

34.                               Please clarify in your discussion of “Estimated Use of Proceeds” here and on page 27 that proceeds used to pay dividends will reduce the approximate percentage otherwise available to acquire properties and other permitted investments. As applicable, please address use of proceeds in this manner as a return of rather than return on capital.

Response to Comment #34

The Board of Directors has determined that distributions will commence only after the Registrant has taxable income.  Distributions will not be made from offering proceeds. Additional disclosures unrelated to distributions have been made regarding the effect of distributing offering proceeds under Prospectus Summary “– Estimated Use of Proceeds” (page 7) as well as the section entitled “Estimated Use of Proceeds” commencing on page 30 of the Prospectus.

Risk Factors

35.                               We note that many of your risk factor subheadings merely state a fact, or describe some aspect of your business. Please revise your subheadings to briefly summarize each risk that is discussed.

Response to Comment #35

Several of the subheadings have been revised to better summarize the risks being discussed.

36.                               We note that you may invest in mortgages. Please discuss the risks associated with these investments, including the effect of rising or falling interest rates.

Response to Comment #36

Please note that while the Company may lawfully do so, the Prospectus repeatedly states “we presently do not intend to offer mortgage financing” (pages 2 & 44).  Since adequate disclosure of the risks of mortgage financing would require several Risk Factors, we prefer to not include any since any such disclosure may give investors that false impression that the Company is going to pursue a line of business that, in fact, is presently not contemplated.  Please also note, given the relatively small size of the offering, the Company’s express current strategy of acquiring real estate (or interest in real estate) and the typical size of potential real estate investments, it would be doubtful that there would be any funds remaining to allocate toward implementing a mortgage financing program.

37.                               Please discuss the risks to investors in connection with the anti-takeover provisions in your organizational documents and under state law. We note your discussion on page 53.

Response to Comment #37

The Prospectus already contains two relevant Risk Factor under “Risks Related to Our Organization and Corporate Structure – Our governing documents may discourage takeovers that could otherwise result in a premium price for our stockholders” (page 25) and “Ownership limits may discourage a change in control which could otherwise result in a premium price to our stockholder” (page 25).

Risks Related to Our Business and Operations

We do not expect to operate our real estate properties, but will depend upon the ability of third-party management companies and tenants, page 8

38.                               As the use of third-party management companies is integral to your operations, and given you will use independent accounting services as noted on page 47, please tell us how this structure will impact internal control over financial reporting and your assessment thereon.

Response to Comment #38

Both internally and externally advised REITs utilize local property managers.  There should be no difference in the documentation and testing of internal controls between the two management formats.  In either case, expenditures will need to be approved, verified and documented.  As to the second stated concern, the use of an independent (i.e., “outside”) accounting firm separates the employee possessing an expenditure’s approval from the outside entity who has check issuing authority for the payment of the expenditure.  This is probably more effective than separating the two functions between employees within a single organization.  For example, being only one of many clients, the accounting firm would be expected to be less intimidated than an employee who relies upon his employer for his/her livelihood and who could be subject to undue persuasion.

Our limited use of debt financing…page 9

39.                               Please expand to disclose your borrowing policy in the event you reach an offering amount that is significantly less than the maximum offering amount sought. Your response should also be described in detail in your investment objectives and policies section.

Response to Comment #39

The Prospectus has been amended on page 10 to clarify that the Registrant’s borrowing policy will not be changed based upon the amount of funds raised.  In turn, no change need be made to the investment objectives and policies section.

Future acquisitions may not yield the returns expected…page 9

40.                               Please revise to add an explanation for returns that may not meet expectations in your discussion, as alluded to in the risk heading. Additionally, please explain to us why there would be disruption of day-to-day operations relative to your comments regarding third-party management in which you state you will not participate in the decisions affecting daily operations.

Response to Comment #40

The disclosure (page 10) has been modified regarding future acquisitions.  As to your question regarding disruption of day-to-day management, management’s time is a finite resource.  Currently there is only one employee and the Registrant does not anticipate hiring additional employees after the closing other than a secretarial/support person.  The time involved in acquiring new properties could divert management from: interacting with its existing property managers (for example, answering questions regarding matters beyond the authority of a property manager, reviewing and amending tenant policies; addressing lease-up and re-leasing issues, etc.), managing payables, approving and overseeing periodic distributions, and satisfying SEC periodic reporting requirements (including the timely generation of reports).

41.                               Expand the last sentence to disclose the circumstances under which you would issue equity securities as payment for acquisitions.

Response to Comment #41

Additional disclosure has been made regarding the issuance of equity securities. Please refer to the last sentence of the Risk Factor (page 10).

Potential borrowing…page 11

42.                               Please expand to disclose that under your charter you may borrow up to 200% of your total assets and that this limitation does not apply to first mortgages.

Response to Comment #42

Additional disclosure has been made on page 12 regarding the amount of permissible indebtedness.  Please note that we do not interpret the definition of “indebtedness” to exclude first mortgages in which the Company is the mortgagor.  First mortgages in which the Company is the mortgagee are assets and not liabilities or Company indebtedness.

Risks Related to Conflicts of Interest – Beginning on page 11

This investment opportunity was specifically designed to…page 12

43.                               Expand to disclose the names of the shareholders and their respective holdings of your shares currently.

Response to Comment #43

Additional disclosure has been made on page 13 regarding the shareholdings of the principals of Dimensions Investment Management as a “group.”  Please note that as a group they will own less than 5% of the outstanding shares if only the minimum offering is sold, less than 2% if the maximum offering is sold, and individually none of them will own more than 2.5% if the minimum offering is sold or 1% if the maximum is sold; hardly a controlling ownership position, either individually or as a group.  Their individual ownership positions are set forth under “PRINCIPAL STOCKHOLDERS” in the sixth footnote appearing on page 60.  Please note that they have also agreed to submit their shares to a two-year Lock-In Agreement. See page 6.

44.                               Please tell us the business purpose for limiting the offering to Dimension Investment clientele or clientele of other investment advisor firms who agree not to charge commissions or other fees to potential purchasers. Disclose whether any other investment advisors have contracted with you to trade your shares.

Response to Comment #44

The Registrant believes that there is an absence in the market place of suitable REIT Investments.  Existing programs are rife with conflicts of interest and related party payments, which unnecessarily reduce the return on a non-insider’s investment and may introduce undesirable additional volatility to what is expected to be a steady income-producing investment.

The rationale for the limit on compensation to advisors is philosophical.  The shares are intended to be offered for accounts that are already managed by a registered investment adviser.  The advisers will not be exercising discretionary authority to invest their client’s funds in the Registrant’s shares.

In the ordinary course of business, the advisor’s responsibility is to identify suitable investments for their clients.  Typically, a client’s account is already assessed a management fee by the adviser in accordance with Section 205 of the Advisers Act regardless of whether the account invests in ADVISORS REIT I, Inc. or any other REIT.  To the extent that an investment advisor purchases REIT shares on an exchange no commission would be received by an advisor that is not also a registered broker-dealer.  An investment in ADVISOR REIT should be no different.  In the opinion of the Registrant’s management, to pay or permit a commission would, in effect, result in the adviser being compensated twice for performing the same function; i.e., making investment decisions for its clients.  The Company believes that such a “double-dip” is inappropriate.  Hence, the limitation and the focus upon only those registered investment advisors who are willing to forego any commission.

No investment advisors have executed the form of Client Referral Agreement that was filed as Exhibit 10.4 to the Registrations Statement and no agreement to trade the securities will be entered into with any of them.  Please note that the agreement has been substantially revised.  Refer also to our response to Comment #78.

Exclusive client agency agreement…page 12

45.                               Expand to more fully describe the potential conflict of interest between you and Mr. Penner. You should first describe the services Penner intends to supply to the company and discuss how those services could be compromised by his status as both a shareholder and your representative for real estate transactions.

Response to Comment #45

The Risk Factor has been modified on page 14 to describe the conflict that exists.  However, it is not his shareholder status that creates the conflict. By being a fellow shareholder Mr. Penner’s interests are aligned with the Registrant.

The conflict that does exist is the potential conflict of interest between John T. Arnold & Associates’ contractual obligation under the Exclusive Client Agency Agreement and its day-to-day obligations to its other clients whom it serves in the ordinary course of its real estate brokers business.  Please note that state real estate brokerage law routinely resolves this type of conflicts of interest by providing the processes or disclosures necessary to reconcile the conflicts of interests.

Tax Risks

We may have to borrow funds or sell assets to meet our distribution requirements, page 18

46.                               Please revise the risk factor discussion and heading to state that you may also be required to use the proceeds of this offering in order to make distributions if your cash available for distributions is less than 90% of your REIT taxable income. Please also revise to state that you may make distributions that include a return of capital.

Response to Comment #46

The Risk Factor has been modified as requested (page 21).

Risks Related to This Offering

47.                               Please revise to disclose that there may be a substantial period of time before the proceeds are invested and therefore a delay to investors in receiving a return on their investment. Refer to Item 7.C.(vi) of Guide 5. Please also disclose how long investors may expect to have to wait to receive distributions.

Response to Comment #47

The second sentence of its first paragraph of the Risk Factor, which appears on page 28,   already describes the negative impact that may result from a delay in investing.  Please also note that given the relatively small amount of money being raised and the types of properties being targeted for investment, the Registrant should be able to fully invest the funds in the ordinary course of business.  The disclosure has been modified to describe when distributions will commence.

The subsequent sale of shares by stockholders could be very difficult, page 25

48.                               Please revise the discussion and heading to clarify that your stock is illiquid and discuss the risk that investors may lose their entire investment.

Response to Comment #48

The Risk Factor has been modified on page 28 of the Prospectus.

We have not adopted a stock redemption program, page 26

49.                               Please revise to discuss the risks associated with not having a stock redemption program. Please also revise to omit the reasons for not having a stock redemption program, since it does not appear to be material.

Response to Comment #49

The Risk Factor has been modified (page 29).  However, given the related disclosures set for in the immediately preceding Risk Factor we decided to not duplicate the language within this Risk Factor.  We also respectfully decline to eliminate the other language as you suggested.  The Registrant prefers to highlight the limitations of “typical” stock redemption programs in light of current REIT practices which often create the appearance of liquidity, when there is none.  If you can describe how an investor might be harmed by our language, we will reconsider eliminating the language.

Use of Proceeds

50.                               You state on page 5 that dividends may be paid from sale proceeds, which are not noted in this disclosure of use of estimated proceeds. In light of this potential use of proceeds, and the additional costs of property acquisitions that include your due diligence and third-party appraisals, please omit or revise to balance your statement in note 3 which states that “net proceeds are probably understated in the above table.”

Response to Comment #50

The original disclosure on page 5 was incorrect.  The Board’s policy is that distributions will commence only when the Company commences to earn taxable income.  The other language that was in question has been omitted.

Our Business – Beginning on page 28

51.                               Please revise to further describe and quantify the criteria or factors that you will consider for each type of investment. Please also estimate the percentage of investment in each type of real estate activity and include any percentage limitations.

Response to Comment #51

The disclosures on page 34 (second paragraph) have been supplemented to include value characteristics and the mix of potential properties. Neither the Articles nor the Bylaws establish any percentage limitations regarding the types of properties that may be acquired.

52.                               Please describe the role of subsidiaries, including any operating partnerships, in your business. Further, please describe how you will locate investments and the role of affiliates in locating investment opportunities. Please also describe the material terms of your agreement with John T. Arnold & Associates. In addition, please describe the role of the board of advisory directors. We note that on page 45 you state that the board of advisory directors will provide “advice, commentary and perspective to the Board of Directors.” Please describe any future plans to engage the members of the board of advisory directors as external managers.

Response to Comment #52

The Registrant has determined that it will probably not utilize taxable REIT subsidiaries to lease properties (pages 46 & 71).  References to the same have been deleted from the Prospectus.  The use of subsidiaries is already extensively described throughout the Prospectus (for example, see page 46).

The location of properties is the responsibility of John T. Arnold & Associates.  The material terms of their agreement with the Registrant have been included under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” (page 54) as well as additional disclosures under “Our Business – General” and “–Site Selection and Acquisition of Properties – General Procedure.” (page 34).

Please note that the Registrant’s advisory directors are not “advisors” in the sense of a traditional externally managed REIT.  Their role is very limited. See page 51.  Please note, for example, that there are no advisory contracts. There are no future plans to make any Advisory Director an external advisor:  It is a fundamental business concept that the Registrant is a self-administered – self managed REIT.  This management format, as well as the absence of external fees, is the means by which the Registrant intends to distinguish itself in the market place.

53.                               We note that you state that you intend to enter into contracts with third-party tenants and third-party management companies. Please revise to state whether these limitations are in your organizational documents and whether they may be changed by the board of directors without stockholder approval.

Response to Comment #53

Additional disclosure has been made in the Prospectus under “OUR BUSINESS – Description of Local Property Management Agreements” on page 40.

54.                               Please revise to include information about your mortgages as described in Instructions 1 and 2 of Item 13(b) of Form S-11.

Response to Comment #54

Please note that while the Registrant may lawfully do so, the Prospectus repeatedly states “we presently do not intend to offer mortgage financing.”  We prefer to not include any Item 13(d) disclosures since it may give investors that false impression that the Company is going to pursue a line of business that, in fact, is presently not contemplated.  Please also note, given the relatively small size of the offering, the Company’s express current strategy of acquiring real estate (or interest in real estate) and the typical size of potential real estate investments, it would be extremely doubtful that there would be any funds remaining to allocate toward implementing a mortgage financing program.

55.                               We note that you intend to invest in commercial property. Please revise to further describe the types of commercial property that you may acquire or lease. For example, discuss whether you intend to invest in industrial, retail or office properties, or hospitals of warehouses, etc. We note that on pages 45-46, you describe the various types of properties owned or managed by Messrs. Jackson and Boyd.

Response to Comment #55

The requested disclosure is already included in the Prospectus.  For example, please refer to the second paragraph under “OUR BUSINESS – General” appearing on page 32.

56.                               Since you were organized as recently as August 2004, please provide the information requested by Item 1 l(d) of Form S-11.

Response to Comment #56

Additional disclosure has now been included under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Promoters” appearing on page 54.

57.                               Expand to explain further how you will be a “small REIT” relative to other REITs, for example, by disclosing any cap on the value of your assets at any time or any limits on the number of properties you plan to hold at any one time.

Response to Comment #57

The disclosure now states that in comparison to total assets and the amount of the current offering, the Company will be relatively small.  Given the $10 million minimum, the statement is self-explanatory. Please also note the Risk Factor set forth on the cover page as well as the Risk Factor  “-We will be limited in the number and type of investments we make, and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.” Appearing on page 8, all of which describe how the Registrant is a relatively small REIT.

58.                               Please revise to balance your statement that gross sales may increase even absent real growth since increases in costs are typically passed through to the consumer by explaining the impact increases in costs may have on your margins.

Response to Comment #58

The disclosure appearing on page 32 has been supplemented to recognize that it may be impractical to raise prices.

Construction and Renovation, page 30

59.                               We note that you state that affiliates may provide construction financing to developers. Please further describe the financing arrangement and any fees paid to affiliates. Further, we note that lenders may “seek assurance” from you. Please revise to describe this assurance and the terms of the obligation.

Response to Comment #59

Because the Company is a self-administered – self managed REIT, the reference to “affiliates” has been deleted.  As to the nature of any assurances that may be provided to a lender, please refer to the existing language of the paragraph appearing on page 35..

Computation of Lease Payments, page 34

60.                               Please clarify to us how “the tenant will pay us minimum annual rent equal to a specified percentage of our cost of purchasing the property” if you purchase an operating property with in-place leases.

Response to Comment #60

The purchase price of any existing building would be substantially based upon, and a function of, its in-place rental rates.  If in-place rental rates will not justify the proposed purchase price, the property will not be acquired unless the property’s upside potential justifies its price.

61.                               Given your prior statements that lease terms will range from 5-10 years, please tell us what you expect the tenant’s sales per square foot to be, and what the minimum and total rent as a percentage of sales is estimated to be in order for you to recover your investment in the building by the expiration of the lease. In addition, please provide your basis for concluding that the leases are operating leases considering the criteria in paragraph 7(d) and 8 of SFAS 13 in relation to your disclosure here.

Response to Comment #61

Please note the earlier disclosure appearing under “Our Business – General:  We do not intend to acquire special use facilities.”  The Registrant, as is customary, does not intend to fully recover the costs of its commercial properties within the 5-10 year term of the leases.  Typically, commercial leases have a base term plus additional renewal terms. Please also note that the Registrant expects that its properties will have a substantial residual value at the expiration of their lease terms.  See page 38 for additional new language.  The exception, as stated in the Prospectus, would be those instances when the Company owns only the building and the building becomes the property of the land lease owner at the expiration of the lease.

Management’s discussion and Analysis of Financial Condition and Results of Operations, page 40

62.                               Please revise to describe your plan of operations for the next twelve months in the event that you do and do not raise the minimum amount in the offering.

Response to Comment #62

Additional disclosures have been added on page 47 under “-Results of Operations.”

Results of Operations, pages 41-42

63.                               Please explain to us the purpose of the leases between the REIT and its qualified and taxable REIT subsidiaries and whether you will consolidate these entities and the basis for tiffs determination. If you will be consolidating these subsidiaries, please revise your disclosure here and throughout the filing to clarify that your consolidated results of operations are based on the revenues and expenses resulting from the sub-leases between the subsidiary and third-party tenants and that the related party lease has no impact to your results of operations from a GAAP perspective. Additionally, clarify the impact the lease between you and your taxable REIT subsidiary has on its taxable income.

In the event you will not be consolidating any of these subsidiaries, please include an explanation of impact to your consolidated operations resulting from the related party lease and your equity investment.

Response to Comment #63

The Company might use a TRS to operate a property, but would not lease a property to a TRS.  See page 46 for a new additional disclosure.  The Registrant’s consolidation policy is already set forth under “Critical Accounting Policies – Consolidation Policy” appearing on page 49.

Management - page 44

64.                               Please balance your disclosure concerning Mr. Fritzemeier’s role in the operations of Daland Corporation by including the annual sales and net income for the period of his tenure, or delete the references to Daland’s financial performance. You should also apply tiffs comment to the disclosure on Mr. Wilson and his role at Envision, Inc.

Response to Comment #64

The revenue numbers have been deleted from the biographies of Messrs. Fritzemeier and Wilson that appear on page 51.  Neither of the referenced companies is a public company.

65.                               Please disclose any cash or non-cash compensation to be paid to the members of the board of advisory directors.

Response to Comment #65

The only compensation that will be paid to the Directors or Advisory Directors is already described under “Compensation of Directors and Advisory Directors” appearing on page 52.  Additional language has been included on page 53 in response to Comment #14 and to further clarify the matter.

66.                               Describe more specifically your agreement with Dimensions Investment Management mad Dimensions Financial Consultants. Disclose also the role of Glenn Rappard who is named as a Dimensions Financial Consultants representative in your PowerPoint sales presentation materials.

Response to Comment #66

There is no formal or informal arrangement with either entity.  Please also refer to the Statement of Facts provided in response to Comment #78.  As disclosed in the Prospectus, the principals of Dimensions Investment Management are shareholders of the Registrant.  One of DIM’s shareholders, Mr. Sokolosky, is a director of the Registrant.  All relationships between the companies is already described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”  Dimensions Investment Management’s clients will be treated in the same manner as any other RIA’s clients: Dimensions will be provided with the opportunity to consider and execute a Client Referral Agreement.

Any reference to Dimensions or to Mr. Rappard has been deleted from the PowerPoint presentation.  Please refer to amended Exhibit 99.3.

67.                               Provide the information required pursuant to Item 402(b) of Regulation S-K for cash and non-cash compensation provided to management for the last year to date.

Response to Comment #67

The Company has no employees other than Mr. Fritzemeier.  Mr. Fritzemeier has not been granted any restricted stock awards, stock options, SARs, or LTIP payments.  Please note that Mr. Knopp serves as Assistant Secretary without compensation (page 51).  Mr. Knopp is performing that function as a courtesy to the Company so that Mr. Fritzemeier’s signature may be witnessed if required by law (for example, a properly executed warranty deed must have a witness’s signature).  The use of a table for a single employee does not facilitate disclosure, particularly when Mr. Fritzemeier’s compensation is so straight forward.  Were he not President, his salary would not even be required to be disclosed since it is well below the $100,000 threshold.  If Mr. Fritzemeier’s compensation is ever increased or supplemented or if there are ever additional officers whose compensation would need to be disclosed, then future filings would be presented in a tabular format.

Certain Relationships and Related Transactions, page 47

General Conflicts of Interest, page 47

68.                               Please revise to include the information described in Item 5 of Guide 5.

Response to Comment 68

Neither the Company nor Mr. Fritzemeier or any of the three directors are involved in other real estate programs.  There are no Item 5 disclosures that need be made.  Please note the additional disclosures being made under the new section “-Business Opportunities in General” appearing on page 55.

69.                               Please revise to describe the affiliation with Dimensions Investment Management. Please also describe any relationship between Vantage Point and Dimensions and Vantage Point.

Response to Comment #69

The fact that the principals of Dimensions Investment Management are shareholders of the Company has now been included.  See the disclosures appearing on pages 54 & 60 of the Prospectus.

The office sublease is already disclosed on page 53.  There are no other relationship between the companies.  There is no relationship between Dimensions and Vantage Point Properties other than landlord and tenant (i.e., it is a third party contract).

There is no cross-ownership among the companies in question and the principals of Dimensions and Vantage Point Properties.  Mr. Jackson, who will be serving as an Advisory Director, owns no stock, directly or indirectly, in the Registrant or either of the Dimensions companies nor does any shareholder own or control any beneficial interests in Vantage Point Properties.

Certain Investment Limitations – page 50

70.                               Expand number 9 in this section to address Item 13(c), Instructions, Guide 5.

Response to Comment #70

There is no Item 13(c) in Guide 5.  However, we have included additional disclosures regarding joint ventures.  See page 58 of the Prospectus.

71.                               Please revise to clarify which limitations are applicable only if you were to adopt an advisory-based form of management.

Response to Comment #71

The title to the section has been amended to clarify that the limitations apply to an advisory management format (page 55, “Applicable if an Advisory Management Format Were Ever Adopted.”).  In addition a new section (“-Business Opportunities in General”) has been added which describes generic conflicts of interest and which discusses conflicts of interest issues in light a general corporate law.  See Page 55 of the Prospectus.

72.                               Please revise throughout to clarify that the borrowing limitation of 200% of net assets does not apply to first mortgages.

Response to Comment #72

The Registrant interprets the article’s 200% limitation as applying to both secured and unsecured indebtedness, regardless of maturity or the form of the borrowing.

Principal Stockholders, page 51

73.                               Please revise the table to reflect the numbers and percentages before the offering. For example, we note that it appears that the amount of stock held by Ted Knopp and all executive officers and directors collectively would exceed 1% of the outstanding shares, which appears to be inconsistent with your footnote disclosure. Please include Messrs. Jackson and Boyd in the table and revise to state that you have 87,010 shares outstanding. Further, please include the shares issued to the affiliate subsequent to December 31, 2004, as disclosed on page F-8.

Response to Comment #73

The numbers and percentages have been revised.  See page 59.  Mr. Boyd is already disclosed in the table.  Mr. Jackson owns or controls no shares, directly or indirectly.  Mr. Sokolosky is also now included since he was elected to the Board of Directors during July.  The “affiliate” referred to in the financial statements is Mr. Fritzemeier: he is already included in the table.

Summary of the Articles of Incorporation and Bylaws

Description of Capital Stock, page 53

74.                               We note that you state: “all of the shares offered hereby will be fully paid and non-assessable.” We note that this appears to be a legal opinion that you are not qualified to make. Please revise or advise us.

Response to Comment #74

After reviewing the 2005 EDGAR filings, we failed to locate any other S-11 that does not include the same statement.  Further, it is a disclosure required by S-K Item 202(a)(1)(ix).  Further still, the requirements of Exhibit 5 of Regulation S-K Item 601 specifically require a legal opinion as to whether the shares will be fully paid and non-assessable when issued.  We respectfully decline to delete the information.

Distribution Policy, page 61

75.                               We note from your risk factor discussion on page 25 that there may be delays in investing the proceeds of this offering for up to one year after the termination of this offering. Please describe the effect on distributions resulting from delays in investing the proceeds of the offering.

Response to Comment #75

Additional disclosure has been included under “- Distribution Policy.”  See page 69 of the Prospectus.

U.S. Federal Income Tax Considerations, page 62

76.                               Please revise to clarify which portions of this section are the opinions of counsel. We may have further comments when we review your tax opinion.

Response to Comment #76

The section has been revised to clarify the scope of the opinion of counsel.  See page 70.  The tax opinion will be filed with Amendment No. 2 to the Registration Statement, provided that it is the last filing.  A draft is included with this letter.

Reports to Stockholders - page 82

77.                               Should this offering be declared effective, you will be required to file annual and periodic reports under the Securities Exchange Act of 1934. Please revise to clarify this here.

Response to Comment #77

Our periodic reporting requirements are already disclosed under “REPORTS TO STOCKHOLDERS.”  See page 91.  To avoid any confusion, we have inserted additional subheadings, including “Periodic Reports under the Securities Exchange Act of 1934.”  See page 92.

Plan of Distribution - page 84

78.                               We note that you state that the shares are being offered exclusively by you, and elsewhere, you state that the offering was specifically designed to be offered to the clientele of Dimensions Investment. Please further describe the mechanics of how you will offer the shares to the clientele of Dimensions and tell us how Dimensions is not acting as a dealer In the offering. Please refer to Rule 3a4-1 in your analysis.

Response to Comment #78

Please note the revisions made to this section of the Prospectus commencing on page 93.  Please also note the revisions that have been made to the Client Referral Agreement (Exhibit 10.4) to more clearly define the limited role and responsibility of any registered investment advisory that may choose to recommend the shares to their clients.  To assist you in your understanding of the sales process, please refer to that section of the attached legal analysis captioned “Plan of Distribution.”

The officer and directors of the Registrant will be relying upon the safe harbor from the broker-dealer definition provided under Rule 3a4-1.  Please refer to that section of the attached legal analysis captioned “Dimensions should not be required to register as a broker under the Exchange Act because its proposed one-time activities in the Registrant’s self-directed offering do not cause it, as a registered investment adviser, to be a “broker” within the meaning of the Exchange Act,” which is incorporated by reference into this response.

Subscription Procedures - page 86

79.                               We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Response to Comment #79

Review and clearance from the Division’s Office of Chief Counsel has been obtained.  NO changes have been since obtaining the approval.

80.                               Tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the Interact. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Response to Comment #80 [Need information from Jim]

The website content is enclosed. It has not changed since its posting except for correcting the office address.  A copy of the design and hosting agreement accompanies this letter.  It will not be included as an exhibit to the Registration Statement because it not a material contract: the initial startup fee was $1,000 and the monthly charge is $25.  The agreement is terminable, with or without cause, upon 60 days notice. A copy is attached for your review.

The website is “http//www.advisorsreit.com.” The original, and only page postings, currently appear on the site.  Copies of the those pages are not included with this letter because there is no cost effective means for providing same.

Funding Agreement - page 86

81.                               Clarify whether an investor has the right to withdraw his or her subscription for shares prior to your reaching the minimum offering amount and prior to acceptance.

Response to Comment #81

Language has been added which states that the subscription agreement is irrevocable absent the Company’s consent.  See page 96.

Financial Statements, page F-1

82.                               Please revise your financial statements to include columns for cumulative amounts as required by paragraph 11 of SFAS 7.

Response to Comment #82

Please be advised that the financial statements have been revised to conform to paragraph 11 of SFAS 7.

Appendix A-Subscription Agreement

83.                               Please revise to clarify to investors that by signing the agreement, they are not waiving their rights under the federal securities laws.

Response to Comment #83

We are unable to locate any statements in the Prospectus that would suggest to an investor that they are waiving any rights under the federal securities laws by executing the subscription agreement.  In examining other 2005 S-11 issuer’s subscription agreements we were also unable to identify any similar waiver language.  We will reconsider our position if you wish to identify the offending language or an express requirement under the law; otherwise, we respectfully decline to include any additional language.

Part II

Recent Sales of Unregistered Securities – Page II-1

84.                               Please expand to discuss the facts to support the availability of any applicable exemptions.

Response to Comment #84

Additional information has been included under Item 33 of Part II.

85.                               Please revise to include the issuance of stock after December 31, 2004, as disclosed on page F-8.

Response to Comment #85

The transactions are already reported as the investments of Messrs. Rappard and Penner under Item 33 of Part II.

Exhibits

86.                               Please file copies of your legality and tax opinions or provide us with drafts of such opinions. We must review these opinions before the registration statement is declared effective and we may have additional comments on the opinions.

Response to Comment #86

The forms of opinions are included with this letter.

Exhibit 99.1 and 99.3

Supplemental Sales Material

87.                               Please revise the sales material to be consistent with the comments above.

Response to Comment #87

The sales material has been revised.  See amended exhibits # 99.1 & 99.3.

88.                               Please provide support for your statements in the ADVISORS REIT I, Inc. brochure under the heading, Why Should You lnvest in Advisors REIT I, Inc. Specifically, tell us how you have determined that limited costs for certain fees in the offering and operational stages of your business will maximize and preserve shareholder value given that you intend to provide fees mad compensation to third party advisors and property managers, and given the limited experience your board of directors has in running a public REIT.

Response to Comment #88

Please refer to the additional language set forth on page 1 of the Prospectus.  Traditional REITs charge property management fees, but still hire on-site property managers as well.  As indicated in the prospectus, the Registrant will not itself be charging a property management or any other fee as are so often charged by traditional REITs.

The management team is very capable of identifying, acquiring, and overseeing the limited number of small properties that the Registrant will be acquiring.  For example, the advisory directors’ personal real estate portfolios are probably significantly larger the Registrant’s proposed portfolio.

The hourly fees paid to the directors and advisory directors will be insignificant in comparison to the percentage-based fees that a traditional REIT charges.  Further still, the President and a director are CPA’s and the professionals who will be advising and supporting management are well experienced in public company matters.

89.                               With respect to you PowerPoint presentation materials, please provide the NAREIT materials used to support for your statements in the “Investment Performance Characteristics” and “Rates of Return” slides for our review.

Response to Comment #89

The information used to support the PowerPoint presentations was provided by Ibbotson Associates, Inc. who, in turn, cited NAREIT.  Please refer to the attached materials.  For additional information regarding the data or Ibbotson Associates, please refer to their website: http://www.ibbotson.com/content/product_lvl4.asp?catalog=Products&category=Individual%20Presentation%20Modules&ib_id=IBPR81420021.

90.                               We note slides in your PowerPoint presentation materials that emphasize the self-managed status of the REIT and that the REIT will incur no selling, acquisition, asset management, and other fees. Please include information in the sales materials that discloses compensation and fees paid to your advisory board, your third party property managers, and other individuals in connection with the organizational and operations of your business. Disclose also that your articles of incorporation allow you to become an externally managed REIT at any time without shareholder approval.

Response to Comment #90

The requested changes have been made to the presentation.  See amended Exhibit 99.3.

Very truly yours,

/s/ Michael R. Biggs
Michael R. Biggs

MRB:gvg

8/4/2005

Statement of Facts

Background of the Registrant and Relationship with Dimensions Investment Management Inc.

Dimensions Investment Management Inc. (“Dimensions”) is a registered investment adviser (a “RIA,” IARD No. 801-115930).  In the opinion of Dimensions’ principals, some of Dimensions’ clients would benefit from additional diversification in their portfolios through core holdings in real estate.  This strategy is especially suitable for people who desire to achieve their returns through an income-producing, as opposed to a capital, asset, because it is possible to obtain, in a tax-efficient manner, a current return without first being required to sell the asset.  Having surveyed the landscape of available public real estate investment trust (“REIT”) opportunities, Dimensions’ principals generally concluded that these REITs typically are rife with conflicts of interest and related party payments, which unnecessarily reduce the return on a non-insider’s investment and may introduce undesirable additional volatility to what is expected to be a steady income-producing investment.  Alternatively, Dimensions’ clients, many of whom are early retirees, could be better served by an investment in a REIT that would be expected to own commercial real properties in Midwestern and Southwestern states, without many of the expenses and outflows to sponsors, managers and other affiliates that are typical of other REITs.  This disillusionment with the existing REIT market led Dimensions’ principals to decide to cause the Registrant to be formed by leveraging existing community relationships, including the business networks of attorney Michael Biggs, Esq. of Biggs Wilkerson, L.C.  The law firm was identified and initially contacted by Marlin K. Penner, a shareholder of the Registrant.

In their capacity as legal counsel for the Registrant (and for hourly, and not transaction-related compensation), Biggs Wilkerson, L.C. advised DFC (defined below) and its principals (who are described below) how to form and structure the Registrant and the offering of its shares with a view to Securities and Exchange Commission (“SEC”), North American Securities Administrators Association (“NASAA”) issuer and Internal Revenue Service (“IRS”) guidelines.  Mr. Biggs, a member of Biggs Wilkerson, L.C.,  also assisted the Registrant by identifying Mr. James Fritzemeier as an appropriate candidate to serve as the Registrant’s President.  As discussed below, Messrs. Fritzemeier, Penner, Biggs and Glenn Rappard individually or collectively, identified the Registrant’s independent auditors, custodian and transfer agent and registrar.

Initially, Messrs. Rappard and Fritzemeier, and Mr. Penner, a principal of the Registrant’s exclusive real estate consultant, personally guaranteed a letter of credit to provide financing for starting up the REIT.  As disclosed in the Registration Statement, in March 2005, the Registrant’s President and Board of Directors with Mr. Rappard’s assistance (without compensation) raised approximately $348,000 of start-up capital by selling shares of the Registrant’s common stock in a private placement to principal shareholders of Dimensions, Mr. Penner (a “promoter” of the Registrant as described in the Prospectus), Ted E. Knopp (a director of the Registrant), an employee of Dimensions, an accredited client of Dimensions (which is a trust for which Mr. Shawn Sokolosky, a principal of Dimensions, serves as trustee but does have a pecuniary interest in any of the assets comprising the corpus) and Mr. Boyd, who had already agreed to serve as an advisory director of the Registrant, all of whom had business relationships with the Registrant’s promoters prior to the commencement of the private offering and most of whom had been invited by Mr. Fritzemeier to attend and observe the meeting of the Board at which the need for financing was discussed.

During the weeks following the Board meeting, at Mr. Fritzemeier’s request and without compensation, Mr. Rappard made limited telephone calls to the aforementioned people, the majority of whom had attended the meeting, to collect indications of interest from them.  He provided the list of indications of interest to Mr. Fritzemeier.  Biggs Wilkerson, L.C. prepared a form of Subscription Agreement.  Mr. Fritzemeier then completed and sent out the subscription agreements of the private investors.  Biggs Wilkerson, L.C. reviewed the executed subscription agreements to confirm that the requisite information required by the document had been provided by the private investors and that the subscription agreements were properly executed. Proceeds from this private offering were used to pay off amounts outstanding under the letter of credit and are expected to provide the additional start-up capital, including to satisfy the minimum capital requirements set forth in Section II.A.1.b of the NASAA Real Estate Investment Trusts Statement of Policy (1993), which, were a state regulator to insist in the future that this capitalization standard should apply to the Registrant’s offering, would need to be met in order to obtain such state regulator’s merit review approval, in order for the Registrant to complete its initial public offering.

As disclosed in the Prospectus, the Registrant through its promoters, Messrs. Fritzemeier (“JF”), Penner (“MP”) and Rappard (“GF”), as approved by the Board of Directors, engaged the following entities to serve the following roles, in each case pursuant to the identified exhibit to the Registration Statement:

Person	Role	Agreement	Registration Statement Exhibit Number
James Fritzemeier (GR and MP)	President of Registrant	Employment Agreement	10.7
John T. Arnold Associates, Inc. (JF)	Exclusive Real Estate Consultant	Exclusive Client Agency Agreement	10.6
Fidelity (JF)	Custodian	Relationship Agreement	10.9
American Stock Transfer and Trust Services (JF)	Transfer Agent and Registrar	Set-up Agreement	10.1
Robert L. Tarman, C.P.A. (JF)	Internal Accountant	Engagement Letter	10.8
Grant Thornton LLP (MP and JF)	Independent Registered Public Accounting Firm	Engagement Letter	N/A
Dimensions Investment Management, Inc. (MP and JF)	Sub-landlord	Sublease	10.5

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•                  Consistent with its intent to provide its clients with a real estate investment vehicle at reduced cost and with its role as an investment adviser, Dimensions has adopted the guiding principle that a RIA should be compensated only for the ongoing management of its clients’ assets and not in connection with or on the basis of any specific securities (with an exception for insurance hybrid products) transaction.

•                  The Registrant has determined that rents under its transitional sublease with Dimensions (as assignee of its sister company, Dimensions Financial Consultants, Inc. IARD No. 801-115930, “DFC”) are at least as favorable to the Registrant as would be negotiated in an arms-length sublease in the Wichita commercial real estate market.  There is no expectation that the Registrant will remain a long-term subtenant, and there are no exit fees associated with the future abandonment of the sublease.

•                  Mr. Fritzemeier is not currently, and for the past ten years has not been, associated with a broker-dealer.  Following the completion of the offering, his duties as President of the Registrant will include working with the Registrant’s board of directors, advisory board, real estate consultant, accountants and counsel with respect to both identification and acquisition of real estate opportunities and management companies for such properties, as well as compliance matters arising from the Registrant’s status as a REIT and issuer (as such term is used in the Sarbanes-Oxley Act of 2002).  From October 1994 to August 1995, Mr. Fritzemeier was licensed to sell variable annuity insurance products for Equico Securities, Inc. and The Equitable Life Assurance Society of the United States.

•                  Dimensions is wholly-owned by its four principals (Messrs. Sokolosky, Burns, Rappard and Richardson), all of whom are registered investment adviser representatives.  Messrs. Sokolosky and Rappard together own 100% of DFC and, as disclosed on Dimensions’ ADV, became principal stockholders of Dimensions in April 2005.

•                  Mr. Rappard is a principal stockholder of Dimensions and DFC and is a registered representative of O. N. Equity Securities, Inc., a registered broker-dealer.  He holds his

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                        license in order to sell variable annuity insurance products from time to time but has not previously engaged in issuer sales activities, whether in public or private offerings.

•                  On July 22, 2005, Mr. Sokolosky began his service, without pay, as a director of the Registrant.  Mr. Sokolosky is a current insurance salesperson for Financial Products Co., but his association with a registered broker-dealer ended in January 2004.

•                  Neither Mr. Fritzemeier nor Mr. Sokolosky will be receiving any compensation in connection with, proportional to or related to the success of the Registrant’s offering.

•                  Dimensions and DFC do not control the Registrant (nor will either of them control the Registrant following the completion of the Registrant’s offering).

Plan of Distribution

The Registrant, through Messrs. Fritzemeier and Sokolosky, proposes to engage in the following activities in the course of its issuer self-directed offering:

•                  They will, through in-person meetings, educate RIAs about the merits and risks to their clients of an investment in the Registrant.

•                  Obtain from a RIA information for contacting those clients for whom, in the opinion of the RIA consistent with the RIA’s fiduciary duties to its clients, an investment in the Registrant would be appropriate and who have consented to the sharing of such contact information.

•                  Email or otherwise distribute final prospectuses to those clients advised by the RIA to consider an investment in the Registrant (RIAs may follow up with their clients and assist them with completing the subscription agreement included with the Prospectus and with providing any other necessary paperwork to Fidelity (as defined below)).

•                  Accept completed subscription agreements, review for suitability representations and completeness, and, upon receiving the minimum number of subscriptions as set forth in the Prospectus, forward them for trade clearing to National Financial Services, LLC or Fidelity Brokerage Services, LLC (collectively, “Fidelity”), as custodian, with which each investor in the Registrant must have an account.  Fidelity is a member of the SIPC and is subject to the rules of the SEC and the NASD applicable to broker-dealers.

•                  Only Mr. Fritzemeier, who is an officer, and Messrs. Sokolosky, Knopp and Wilson, who are directors of the Registrant, will solicit offers to buy the Registrant’s shares on its behalf.  Introductions of potential investors may be made by Mr. Marlin K. Penner, who is a principal stockholder and president of the Registrant’s exclusive real estate consultant, and by Mr. Michael J. Boyd, who is a member of the Registrant’s advisory board with extensive real estate development and investment experience.  No person will receive any transaction-related or other compensation as a result of such soliciting activity.

•                  Where a potential investor is not a client of a RIA, Mr. Sokolosky or Mr. Fritzemeier will advise the person to contact Fidelity or any of the RIAs on an alphabetized list of the several

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                        RIAs who are capable of clearing a purchase of the Registrant’s shares through Fidelity.  No specific RIA will be recommended by the Registrant or its officers or directors, and the choice of RIA used will be the client’s independent choice.  In the event that a RIA enters into a client-adviser relationship with a potential investor, that relationship will be governed by a standard investment advisory agreement (i.e., the Registrant will not be a party to any of these agreements) and would be subject to the Investment Advisers Act of 1940 (as amended, the “Advisers Act”).  In accordance with the Advisers Act, the RIA may charge its client an advisory fee based on amount of assets under management, but may not collect a commission, charge or other fee based on, affected by or proportional to, selling efforts.

•                  Where a potential investor is a client of a RIA and the RIA has been given general discretionary powers over the client’s assets, the investment decision must be made by, and subscription agreements must nevertheless be completed by,  the client (i.e., no discretionary offers to purchase by a RIA will be accepted by the Registrant).

•                  All potential investors must meet the Suitability Guidelines, which were promulgated by NASAA and are set forth in the Prospectus.

•                  All potential investors will have an account with Fidelity or any other qualified registered broker-dealer.

•                  Fidelity will directly charge each potential investor a flat $250 one-time charge for setting up the investor’s account.

•                  No RIA will be compensated in any way (other than its typical asset management fee) in connection with the activities described above.  Without limiting the foregoing, the Registrant will not in any way compensate a RIA for investor referrals.

•                  No RIA will at any time handle or transmit client monies or securities; at all times, Fidelity will serve as custodian for all monies and securities.

•                  It is possible, but not intended or desired, that a RIA could obtain a new client wishing to make an investment in the Registrant; however, RIAs would undertake not to accept commissions, charges or other fees in connection with the Registrant’s offering, and the Registrant would not be used as a selling tool or means of obtaining additional assets under management for a RIA.

•                  Following the completion of the offering, the current share ownership of the Registrant by the principals of Dimensions will remain the same and will consitute between 4.02% and 1.69% of the Registrant’s equity, depending upon the amount of shares sold in the offering.  As disclosed in Amendment No. 1 to the Registration Statement, these shareholders have agreed not to sell their shares for two years pursuant to lock-up agreements.  As disclosed in the Prospectus, following the completion of the offering, Dimensions and its principals do not intend to perform any market-making function for the Registrant.

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•                  The Registrant intends to use a limited amount of leverage.  The total amount of permanent financing is not expected to exceed the amount of debt financing that can be serviced in any calendar year by the cash flow sheltered from income taxation by tax depreciation.  Currently, the Registrant estimates annual depreciation expense would range from 2% to 2.5% of the purchase price of a property.  The borrowing policy will not be modified for the sole reason that less than the maximum offering is raised.

•                  The Registrant does not currently anticipate raising additional funds following the completion of the offering covered by the Registration Statement for at least twelve months.  No officer or director of the Registrant would engage in such activities for at least twelve months following the completion of the Registrant’s offering.

Discussion

Dimensions should not be required to register as a broker under the Exchange Act because its proposed one-time activities in the Registrant’s self-directed offering do not cause it, as a registered investment adviser, to be a “broker” within the meaning of the Exchange Act.

Under the Exchange Act, the conduct or activities in which a person intends to engage determines whether the person is a broker or a dealer that is required to register under the Exchange Act.  Section 15(a) of the Exchange Act requires “brokers” or “dealers” to register with the Commission unless an exemption from registration is available.  Section 4 of the Exchange Act generally defines a “broker” as “any person engaged in the business of effecting transactions in securities for the account of others.”  Section 5 of the Exchange Act generally defines a “dealer” as “any person engaged in the business of effecting transactions in securities for such person’s own account through a broker or otherwise” but expressly excludes “a person that buys or sells securities for such person’s own account, either individually or in a fiduciary capacity, but not as a part of a regular business.”  As explained below, under principles set forth in previous guidance of the staff of the Securities and Exchange Commission’s Division of Market Regulation (the “Division”), the conduct in which Dimensions and the other RIAs expect to engage in connection with the Registrant’s self-directed offering does not cause them to be “brokers” or “dealers.”  The Registrant does not believe that Dimensions and the other RIAs are required to register as brokers or dealers in connection with its offering because, as registered investment advisers, they are not engaged in the business of effecting securities transactions.

Whether a person is a broker is a question of facts and circumstances.1  According to the Division, generally,

A person effects transactions in securities if he or she participates in such transactions at key points in the ‘chain of distribution.’  Such participation includes, among other activities, selecting the market to which a securities transaction will be sent, assisting the issuer to structure prospective securities transactions, helping an issuer to

1                    Dimensions is not a dealer because it does not intend to engage in any purchasing activity, and a person must be engaged in the business of both buying and selling securities for its own account to be a dealer.

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identify potential purchasers of securities, soliciting securities transactions (including advertising), and participating in the order-taking or order-routing process (for example by taking transaction orders from customers.  Factors indicating that a person is “engaged in the business” include, among others: receiving transaction-related compensation; holding one’s self out as a broker, as executing trades, or as assisting others in completing securities transactions; and participating in the securities business with some degree of regularity. BD Advantage, Inc. (avail. October 11, 2000) (citing Mass. Fin. Servs., Inc. v. Secs. Inv. Protection Corp., 411 F. Supp. 411, 415 (D. Mass.), aff’d. 545 F.2d 754 (1st. Cir. 1976), cert. denied, 431 U.S. 904 (1977)).

In its Guide to Broker-Dealer Registration, the Division characterizes these steps as “solicitation, negotiation and execution” of a securities transaction.  In the Registrant’s offering, no RIA (including Dimensions) will be engaging in active solicitation of its clients on behalf of the Registrant.2  If the investment opportunity provided by the Registrant is appropriate for a RIA’s client, the RIA will make a decision independent of the Registrant’s offering to recommend to its client that the client consider a purchase of the Registrant’s shares.  Such recommendations would only be made following an appropriate investigation by the RIA, consistent with the RIA’s fiduciary duties to its client.  Nor will there be any negotiation, either from a terms of the offering or an offeror perspective.  The RIAs are not going to be performing the broker function of acting as agent “go-betweens” on behalf of their principals, and to the extent that a RIA does perform a similar function, it will be providing that service as an accommodation to its client without compensation (and without the expected regularity of such activity that would amount to a business and consequently would otherwise require registration as a broker).  Finally, no RIA is going to be executing any securities transaction (including but not limited to order-taking or order-routing) in connection with the offering, as Fidelity, a registered broker-dealer, and the Registrant’s officers and directors, exempted associated persons, will be performing that function.3

2                    The Registrant’s public offering does not present any of the general solicitation concerns that would accompany an offering not involving a public offering under Regulation D, where the staff of the Division of Corporation Finance has taken the position that a registered broker-dealer is the only legitimate source for a list of potential investors not known by the issuer and its affiliates.

3                    The Registrant’s issuer self-directed offering will not implicate any of the “best execution” duties that a registered broker-dealer would be obligated to provide to its client where one or more markets for the securities of a company exist.  This offering is an initial public offering of the Registrant’s securities on a best efforts, min/max basis; offers to purchase securities may be made only to the Registrant and any sales may be cleared only through Fidelity [(or other qualified registered broker, if any)], as custodian.  As disclosed in the Registrant’s Registration Statement, the Registrant does not intend to list or include its shares on any exchange or in any national market system.  There are no market-makers or specialists to which trades could be directed, nor is a market in the Registrant’s securities expected to develop.

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The Division has been generally consistent in its determination that registered investment advisers which do not receive transaction-related compensation,4 and which clear their clients’ trades through a registered broker-dealer, need not register as broker-dealers themselves.  Invest-Centro U.S.A. Inc. (avail. October 30, 1989); Robert R. Jones (avail. November 14, 1984); McGovern Advisory Group, Inc. (avail. September 8, 1984); Kirr, Mirbach & Co. (avail. February 6, 1977); First Atlantic Investment Advisory Corp. (avail. March 22, 1974).  Dimensions and the other RIAs intend only to engage in investment advisory activities, which, although securities-related, have been recognized by the Division not to constitute effectuating transactions in securities and therefore do not require registration as a broker.  The RIAs (including Dimensions) will not be making solicitations on behalf of the Registrant to their clients.  RIAs and Dimensions will not be reaching out to unknown potential clients on behalf of the Registrant, nor will they be advertising, participating in order-taking, or otherwise holding themselves out as being willing to serve in any broker capacity, except to the extent permitted under the Advisers Act.  In contrast, the registered investment adviser in PRA Securities Advisors, L.P., was actively involved in locating, structuring, negotiating and executing private investments in existing issuers as an agent for its advisory clients, including the sale of its advisory services on the basis of its willingness to serve such in such capacity (i.e., it held itself out as engaging in such activities).

Whereas the RIA in PRA Securities Advisors was performing the function of a traditional dealer-manager, Dimensions and the other RIAs are acting more like “finders,” placing the Registrant in contact with appropriate potential offerees, without compensation and without negotiating on either party’s behalf, or otherwise significantly effecting any securities transaction.  No RIA has played or, as set forth above in the “Plan of Distribution” section of the above Statement of Facts, is expected to play, an integral role in negotiating or structuring the Registrant’s offering.  All of these crucial decisions (including, among other things, the offering price, the size of the offering and the investor suitability standards) have been made by the Registrant’s officers, directors, advisory board members and legal counsel in their respective capacities as promoters, officials of, and legal counsel on behalf of, the Registrant issuer.  The Division has determined that finders are not brokers and are not required to register as brokers under the Exchange Act.  See e.g., Paul Anka (avail. July 24, 1991).

The receipt of compensation related to the outcome of a transaction is a hallmark of broker status.  Dimensions and the other RIAs will not be receiving transaction-related compensation; thus, Dimensions has no direct or indirect stake in whether or to what extent the Registrant’s offering is successful.  The advisory fee that Dimensions or other RIAs have been and will continue to be receiving from clients is independent of the offering and nothing more than the typical and

4                    The Registrant recognizes that the investment adviser in PRA Securities Advisors, L.P. (avail. March 3, 1993), performed its services without receiving transaction-based compensation, but believes that the activities performed by the PRA Securities Advisors RIA were more extensive (“locat[ing] issuers, solicit[ing] new clients, and act[ing] as customers’ agent in structuring or negotiating transactions,” InTouch Global, LLC (avail. November 14, 1995)) than those proposed to be, or having been, engaged in by the Registrant; moreover, the Registrant wishes to emphasize that, unlike the RIA in PRA Securities, following the effectiveness of its Registration Statement, the Registrant intends to clear sales of its securities through a registered broker-dealer as custodian, and thus believes that the PRA Securities no-action letter is distinguishable from the Registrant’s proposed offering.

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customary recurring fee based upon a percentage of assets under management that is allowed of RIAs by Section 205 of the Advisers Act.

Moreover, in conformity with the requirements of the Advisers Act, at no time will Dimensions handle or otherwise have custody over its client’s funds or any of the Registrant’s securities.  All purchases will be made directly between the Registrant and the investor, and cleared through Fidelity, a registered broker-dealer, as custodian.  No RIA will be acting as an underwriter for the Registrant’s securities.  In the event that moneys should mistakenly be delivered to Dimensions or any other RIA, the recipient will immediately return the funds to its client, or at the client’s insistence, will promptly turn such funds over to Fidelity, as custodian, in accordance with the Advisers Act.

Other indications of broker status include recommendations with respect to a particular securities transaction and structuring activity.  However, Dimensions and the other RIAs, as registered investment advisers, are in the business of recommending the buying, holding or selling of particular investments to their clients, and no RIA (including Dimensions) will recommend a purchase of securities in the Registrant’s offering to any non-client.

The decision to form the Registrant resulted not from a desire to obtain additional compensation from clients in connection with the sale of securities (with the opportunity for sales abuses and the need for regulation with respect to, among other things, sales tactics, broker solvency/financial responsibility and record-keeping, as would be the case for a broker), but rather from a frustration with the existing insider-friendly structure of available investment opportunities for clients in the marketplace.  As registered investment advisers, Dimensions and the other RIAs are already subject to regulation and SEC oversight.  As the Division recognized in the Davidge & Co. no-action letter (avail. March 23, 1984), an investment adviser which creates a new issuer/investment vehicle as a service and accommodation to its existing clients, without receiving additional compensation, should not be required to register as a broker-dealer.

To the extent that Mr. Fritzemeier, the Registrant’s President, or Mr. Sokolosky, a director, is performing the function of a broker-dealer in the execution of the Registrant’s offering (e.g., having discussions with or soliciting prospective investors, distributing prospectuses, assisting potential investors with the completion of their subscription agreements, and reviewing and monitoring or effectuating the return of same and funds to Fidelity), each of them is exempt from registration as a broker or dealer of the issuer Registrant, pursuant to the safe-harbor for associated persons set forth in Rule 3a4-1 under the Exchange Act.

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Analysis of Industry Guide Disclosure Complance vs S-11 Disclosures

Industry Guide Item #	Section of Prospectus (except as noted)	Comment
1 Cover Page	Cover Page

2 Suitability Standards	Suitability Standards and How to Subscribe

3 Summary of the Partnership and Use of Proceeds

- Summary of Partnership
— (A)(i) identity of issuer	Prospectus Summary – ADVISORS REIT I; Our Business – General
— (A) (iv)	Distribution Policy
— A(v)	Risks Factors – Risks related to Our Business and Operations – This is an unspecified property offering
— A(vi) Depreciation	MD&A – Critical Accounting Policies
— A(vii)	Depreciation and Amortization Expense
- (B) Use of Proceeds	Estimated Use of Proceeds

4 Compensation and Fees to the General Partners and Affiliates	Management – Compensation of Directors and Advisory Directors; and Employment Agreement; Certain Relationships and Related Transactions – Exclusive Buyer Representative Agreement	We do not have the typical fees charged by REITs: no due diligence fees, acquisition fees, disposition fees; or organization fees.

5 Conflicts of Interest	Risk Factors – Risks related to Conflicts of Interest; Certain Relationships and Related Transactions – Certain Conflict Resolution Procedures

6 Fiduciary Responsibility of the General Partner	Management – Fiduciary Responsibility of the Board of Directors; Summary of the Articles of Incorporation and Bylaws –

Limitation of Liability and Indemnification

7 Risks Factors	Risk Factors

8 Prior Performance of the General Partner and Affiliates		Not Applicable: No one involved in management has been involved with prior public programs, much less a program with similar investment objectives.

9 Management

Management; Certain Relationships and Related Transactions – Exclusive Buyer Representative Agreement; Summary of Articles of Incorporation and Bylaws – Mergers, Combinations, and Sale of Assets, - Control Share Acquisitions, & Removal of Directors

10 Investment Objectives and Policies	Investment Objectives and Policies; & Our Business – General, - Investment of Offering Proceeds, - Site Selection and Acquisition of Properties

11 Description of Real Estate Investments	Risks Factors – Risks Related to Our Business and Operations – This is an unspecified property offering

12 Federal Taxes	U.S. Federal Income Tax Considerations

13 Glossary

Not Applicable.  We have intentionally avoided the overuse of technical terms, and acronyms, and have limited the use of defined terms.  The text has been computer analyzed and should read at a 12th grade level or less.

14 Summary of Partnership Agreement	Summary of the Articles of Incorporation and Bylaws

15 Reports to Limited	Reports to Stockholders

Partners
16 The Offering – Description of the Units

Suitability Standards and How to Subscribe; Summary of the Articles of Incorporation and Bylaws – Restrictions of Ownership; U.S. Federal Income Taxation Considerations- Taxation of ADVISORS REIT I, Inc. – Ownership Tests

17 Redemption, Repurchase and the Right of Presentment Agreements	Risks Factors – Risks Related to this Offering – We have not adopted a stock redemption plan
18 Plan of Distribution	The Offering
19 Summary of Promotional Materials	The Offering – Supplemental Sales Materials (& Registration Statement Exhibits 99.1 & 99.2)
20 Undertakings	Item 37 of Part II of the Registration Statement

DESIGN AND HOSTING AGREEMENT

THIS DESIGN AND HOSTING AGREEMENT (this “Agreement”) is made and entered into as of the 8th day of July, 2005 (the “Effective Date”), by and between ENVISION, INC., a Kansas corporation (“Envision”) and ADVISORS REIT I, INC. a Maryland Corporation (“Customer”).

WHEREAS, Envision operates and maintains on its own behalf and on behalf of other parties web sites; and

WHEREAS, Customer desires that Envision prepare and operate on behalf of Customer a web site whereby parties interested in Customer and its business may view information about Customer ,

NOW, THEREFORE, in consideration of the above premises, the mutual promises, and the other consideration recited herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.                                       Term and Termination.  This Agreement shall begin as of the Effective Date and shall continue thereafter until terminated by the parties hereto pursuant to the terms of this Agreement.  This Agreement may be terminated at the convenience of either party, with or without cause, sixty (60) days following receipt of written notice from one party to the other.  Envision may immediately terminate this Agreement with or without notice in the event Customer makes an assignment for the benefit of creditors, or if a receiver, trustee in bankruptcy, or similar officer shall be appointed to take charge of any or all of Customer’s property, or if Customer files a voluntary petition under federal bankruptcy laws or similar state statutes or such a petition is filed against Customer and is not dismissed within sixty (60) days.  Upon notice of termination, Envision may suspend or wind-up its services provided hereunder so that all transactions will be completed by the effective date of the termination.  Obligations of payment that have been incurred prior to the effective date of termination and the rights and obligations of Sections 5, 6, and 7 of this Agreement shall survive termination.

2.                                       Site.  The “Site” shall be that Web Site with the home page URL address of: “http//www.advisorsreit.com.”

(a)                                  Preparation & Hosting.  Contingent upon Customer’s obligations hereunder, within a reasonable time after the Effective Date, Envision will design and prepare the Site with such design format, number of pages and file size as shall be mutually agreed upon between the parties.  Provided, all decisions as to content shall be as Customer so determines.  Once prepared, Envision agrees to use commercially reasonable efforts to host and maintain the Site in accordance with the same standards as it hosts and maintains its own and/or other’s web sites and shall make the same available to a reasonable level of web traffic given the Customer’s current and prospective business needs.  After its initial acceptance of the Site by Customer, such future and additional updating, redesign, and/or expansion of the Site and its scope and functionality, if any, shall be upon such terms and conditions as the parties may hereafter mutually agree.

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(b)                                 Customer Service.  Customer acknowledges that during the term of this Agreement, Envision will not be obligated to provide any customer service or help desk services to users of the  Site.

(c)                                  Customer’s Obligations.  Customer shall provide Envision in the requested format and/or by the requested methods with: (i) copies of any of Customer’s trademarks, service marks, logos, and other marks (collectively, “Customer Marks”) that will be featured on the Site; (ii) any photographs, copy, information, and other materials as Customer may choose to describe Customer, and its business (collectively “Customer Materials”); and (iii) if the Site will be linked to domain names owned by Customer (“Customer Domain Names”), administrative rights to alter the records of such domain names so that they point to Envision’s servers on which the Site will be hosted.

(d)                                 Customer Licenses.  During the term of this Agreement, Customer hereby grants to Envision a non-exclusive, royalty-free, world-wide license to use, copy, modify, and display the Customer Marks, Customer Materials, and Customer Domain Names solely for the purposes of Envision constructing the Site and thereafter maintaining its operations.  Customer represents and warrants that it is the sole and exclusive owner of the Customer Marks, Customer Materials, and Customer Domain Names, Customer has the full power and authority to grant the license contained herein, and the use of the Customer Marks, Customer Materials, and Customer Domain Names by Envision as allowed hereunder does not violate or infringe the rights of any third party.

(e)                                  Confidentiality.  Except for those rights and interests specifically provided for in this Agreement, Customer retains all right, title and interest in and to the Customer Materials and all other material and property of Customer provided to Envision under this Agreement.  Envision agrees to keep all confidential information provided to it by Customer or of which it may become aware while performing its obligations hereunder (for example, the identity of visitors to the Site) strictly confidential during and after the term of this Agreement.

(f)                                    Administrative Access.  Customer acknowledges that Envision does not grant Customer administrative access to the Site as a condition of this Agreement.

(g)                                 Site Ownership.  As between Envision and Customer, except for the Customer Marks, Customer Materials, and Customer Domain Names, Customer acknowledges and agrees that the Site, together with all hardware, software, data, content, domain names, and anything associated therewith, shall be and remain the sole and exclusive property of Envision.

3.                                       Conduct of Transactions.

(a)                                  Sales to End Users.  Customer’s Site will be informational only with no sales to users of the Site.

(b)                                 Obligations and Risks.  Customer understands and agrees that any relationships between Customer and any users of the Site shall be solely at Customer’s obligation and risk,.

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4.                                       Fees.

(a)                                  Initial Startup Fee.  On the Effective Date, Customer shall pay to Envision in readily available funds an initial startup fee of $1,000.

(b)                                 Monthly Fee.  On the tenth (10th) day of each calendar month following the Effective Date (or, if such 10th day is not a Business Day, the next Business Day thereafter), Customer shall pay to Envision a fee of $25 for each calendar month (or portion thereof) during the term of this Agreement.  Customer understands and agrees that the monthly fee stated in this section may be modified by Envision sixty (60) days after written notice to Customer.

(c)                                  Invoice and Late Fees.  Envision shall provide an invoice for monthly fees, and Customer shall promptly pay such invoices when delivered.  In addition to any other fees hereunder, should Customer fail to pay any Envision invoice within fifteen (15) days after its due date, Customer shall owe to Envision at late payment fee of the lesser of one and one-half percent (1.5%) per month or the highest rate allowed by law.

5.                                       Warranties and Limitations.

(a)                                  Customer’s Representations and Warranties.  Customer hereby represents and warrants to Envision: (i) Customer has the requisite authority and rights necessary to enter into this Agreement and perform its obligations hereunder, and (ii) by entering into this Agreement, Customer is not violating any applicable law, rule, regulations, or ordinance or any contract to which Customer is bound.

(b)                                 Disclaimers.  THE SITE, AND SERVICES ARE PROVIDED TO CUSTOMER AND USERS ON AN “AS IS” BASIS ONLY.  EXCEPT AS PROHIBITED BY APPLICABLE LAW, ENVISION MAKES NO PROMISES, REPRESENTATIONS, OR WARRANTIES, WHETHER EXPRESSED OR IMPLIED, REGARDING OR RELATING TO THE SITE, ADMINISTRATIVE SITE, INFORMATION, AND SERVICES PROVIDED HEREUNDER PURSUANT TO THIS AGREEMENT OR OTHERWISE.  ENVISION SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SAME OR THE USE THEREOF.  ENVISION DOES NOT WARRANT OR REPRESENT THAT THE OPERATION OF SITE, ADMINISTRATIVE SITE, OR UPDATES THERETO WILL BE UNINTERRUPTED OR ERROR FREE, OR THAT ANY DEFECTS IN THE SITE, ADMINISTRATIVE SITE, OR UPDATES ARE CORRECTABLE OR WILL BE CORRECTED.  ENVISION SHALL HAVE NO RESPONSIBILITIES OR LIABILITY FOR INCORRECT DATA OR INFORMATION INPUTTED INTO THE SITE OR FOR ERRORS IN OUTPUT, CALCULATIONS, OR RESULTS CAUSED BY THE SAME OR ENVISION’S HARDWARE OR SOFTWARE.

(c)                                  Limitation of Liability and Damages.  Customer expressly agrees that in no event shall Envision be liable under for any special, indirect, incidental, exemplary or consequential

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damages, or any damages whatsoever resulting from loss of use, data or profits, arising out of or in connection with Envision’s performance or non-performance under this Agreement or for any other reason, whether in an action of contract or tort (including, without limitation, negligence, gross negligence, willful conduct, or strict liability), whether or not Envision has been advised of the possibility of such damages.  In addition, without limiting the foregoing, in all events the exclusive remedies available to Customer shall not be Envision’s commercial reasonable efforts to repair or correct the Site or Administrative Site or re-perform the services, and in no event shall Envision’s liability exceed the amount of the fees actually paid by Customer to Licensor with respect to the specific transaction(s) or service(s) that directly caused the loss or damage.  Customer acknowledges that the fees Envision has agreed to charge Customer for the services provided herein have been agreed upon by Envision in reliance upon Customer’s agreements limiting Envision’s liability set forth above and below, and that without such agreements, Envision would be unwilling to provide the services for the fees and other terms set forth herein.

6.                                       Indemnification.  Customer agrees to indemnify, defend, and hold Envision and its affiliates and their officers, directors, owners, employees, agents, successors and assigns (collectively, “Indemnities”) harmless from and against any and all claims, demands, causes of action, debts, liabilities, costs, and expenses (including, without limitation, attorneys’ fees and court costs) arising out of or related to (in whole or in part) Customer’s performance of, and representations, warranties and/or obligations under, this Agreement, which shall include, without limitation, any and all claims, penalties, assessments, regulatory proceedings, and litigation arising in whole or in part out of the negligence or willful acts or wrongful inaction of  Customer; and/or its lawful ownership or use of the Customer Materials, Customer Marks, and Customer Domain Names; contracts with users or vendors; claims of users or vendors; or collection of payments and taxes (collectively, the “Claims”).  Envision shall have the option, at its sole discretion, to request Customer to undertake, in Envision’s name, the defense of any action relating to such Claims wherein Envision is named as a defendant or otherwise made a party or to assume such defense with counsel satisfactory to Envision.  In either case, Customer shall remain responsible for paying Envision’s costs of defense and of any judgment or settlement in any such action.  Customer’s obligations to indemnify and hold Envision harmless shall not be limited in any way by reason of any insurance which may be maintained by Customer.  Envision’s right to indemnity under this Agreement shall arise notwithstanding that joint or concurrent liability may be imposed on Envision by statute, ordinance, regulation, or other law.

7.                                       General Terms.

(a)                                  Limitation of Actions.  No action shall be maintained by Customer against any Indemnities unless written notice of any claim alleged to exist is delivered by Customer to Envision within thirty (30) days after the event complained of first becomes known to Customer, but in no case may Customer maintain an action against any Indemnities unless the same be brought within one (1) year after the cause of action shall accrue.

(b)                                 Choice of Law and Venue.  The Agreement shall be construed in accordance with the laws of the State of Kansas, without reference to the rules governing conflict of laws, as a contract made and to be performed in that state.  Any action arising out of or related to the

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Agreement shall be brought exclusively in a court sitting in Wichita, Sedgwick County, Kansas.  The parties irrevocably consent to the personal jurisdiction of such courts.

(c)                                  Relationship.  It is understood and agreed that the Agreement does not create a fiduciary relationship between Customer and Envision; that the parties shall be deemed to be independent contractors; and, except as expressly provided herein, nothing in the Agreement is intended to constitute either party an agent, legal representative, subsidiary, joint venturer, partner, employee, or servant of the other for any purpose whatsoever.

(d)                                 Third Party Beneficiary.  This Agreement shall solely benefit the parties and their  respective successors and permitted assigns.  Except as expressly set forth herein, no other party shall be a beneficiary of any right, obligation, warranty, representation, or covenant hereunder.

(e)                                  Notice.  Any notices required or allowed hereunder shall be in writing and sent (via e-mail or postal mail) to Customer at the address provided below and to Envision at the following address: Envision, Inc., ATTN: E-Commerce Agreement Notices, 2301 South Water, Wichita, KS  67213; e-mail: legalnotices@envisionus.com (or such other addresses provided by a party by notice).  All notices shall be deemed given when actually received or when deposited, postage prepaid, with the U.S. Postal Service, registered mail, return receipt requested, to a party’s notice address.

(f)                                    Assignment.  Any assignment of this Agreement by Customer will be void without Envision’s prior written consent.  Envision may assign this Agreement or hire subcontractors or use its affiliates to perform its obligations under this Agreement.

(g)                                 Miscellaneous.  If any part of this Agreement is found invalid, the remaining part will be effective.  Section heading used in the Agreement are for the convenience of the parties, and do not form a part of the Agreement and shall not be used to construe the Agreement.  No consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement.

(h)                                 Force Majeure.  Customer agrees that Envision shall not be liable for any losses and damage, including consequential damages, detention, or delay or failure to perform any service or act resulting from causes beyond the reasonable control of Envision including, but not limited to, acts of God, acts or omissions on the part of Customer, communication interruptions, delays in transportation, failure to obtain supplies, changes in governmental regulations, war, or civil disturbance.

(i)                                     Waiver.  No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

(j)                                     Counterparts.  This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

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(k)                                  Integration and Amendment.  This Agreement and all schedules referenced herein constitutes the entire Agreement of the parties superseding and extinguishing all prior agreements or understandings, representations or warranties, relating to the subject matter hereof.  This Agreement may not be modified, amended or terminated except by written agreement specifically referring to this Agreement signed by the parties hereto.

IN WITNESS WHEREOF, the parties have executed this E-Commerce Hosting Agreement as of the Effective Date.

ENVISION, INC.

By:	/s/ Kent P. Wilson
Name: Kent P. Wilson
Title: Vice President

“Envision”

ADVISORS REIT I, INC.

By:	/s/ James Fritzemeier
Name: James Fritzemeier
Title: President

Address:
Suite 230
8301 E. 21st North
Wichita, Kansas 67206
Attention: James Fritzemeier_
E-mail: jim@advisorsreit.com

“Customer”

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IbbotsonAssociates

Real Estate
Investment Trusts

Copyright ©2004 Ibbotson Associates, Inc.

The public real estate industry has grown dramatically over the last ten years, and along with that growth a significantly large, increasingly liquid public capital market for both its debt and equity has developed.

This presentation is an examination of that growth and the historical investment performance of the publicly traded equities of these real estate companies.

The purpose of this analysis was to determine if public real estate companies, often operating as REITs, provide meaningful diversification benefits in multi-asset portfolios.

The REIT performance depicted in this presentation represents that of publicly-traded REITs only.

This is for illustrative purposes only and not indicative of any investment.
Past performance is no guarantee of future results.
An investment cannot be made directly in an index. 3/1/2004

REITs in multi-asset portfolios

•                  Since the 1970s real estate has been accepted as an investment that improves portfolio diversification

•                  competitive risk-adjusted returns

•                  low correlation with other stocks and bonds

•                  Created in 1960, REITs have become a significant factor in the U.S. institutional-grade commercial real estate market

•                  Today, investors can own high-quality real estate through the public market

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Real estate stocks in 2003

As of December 31, 2003

•                  171 companies in the NAREIT Equity REIT Index

•                  144 companies trade on the NYSE

•                  Total equity capitalization of approximately $224 billion

•                  Over $350 billion of commercial real estate owned

•                  Represents 10-15 percent of U.S. institutional-quality real estate

•                  Largest REIT = $11.5 billion in equity capitalization

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Real estate stocks in 2003

•                  Companies invested in all major property types and geographic regions – more than 24,000 properties nationwide

•                  Increasing liquidity in securities due to growth of industry and consolidations, but no assurance that a secondary market will be maintained by an issuer

•                  Moderate financial leverage earns investment grade status

•                  53 REITs rated investment grade

•                  71 percent of industry equity capitalization

•                  Companies included in S&P and other major Indexes

Source: National Association of Real Estate Investment Trusts® (NAREIT).

REITs invest in all property types

December 31, 2003

[CHART]

Growth of public market ownership

[CHART]

Source: Prudential Real Estate Investors.

Growth in market capitalization of Equity REITs

January 1994–December 2003

[CHART]

Source: National Association of Real Estate Investment Trusts® (NAREIT) Equity Index.

Growth in company size

[CHART]

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Average daily trading volume of REITs

[CHART]

Source: National Association of Real Estate Investment Trusts® (NAREIT).

REITs as a source of diversification

•                  REITs are companies that own and operate commercial real estate

•                  REIT stocks have distinct investment performance characteristics

•                  REIT stock returns are influenced by:

•                  real estate fundamentals

•                  equity market valuations

•                  Real estate market supply and demand determine occupancy and rental growth

•                  Equity market assesses risk and prices cash flow

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Investment performance characteristics

•                  Returns are composed of current income and moderate, long-term price appreciation

•                  Dividend yields averaged 5.5 percent at the end of 2003, producing predictable, reliable cash flow potential

•                  Dividend growth has consistently outpaced inflation

•                  Price appreciation has tracked changes in CPI

•                  Competitive long-term rates of return

•                  REIT prices are set daily in the public market, and the sale price may be more or less than the original price paid.

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Other REIT characteristics

•                  A REIT must distribute at least 90% of its taxable income to shareholders annually. Shareholders pay taxes on the dividends received and on any capital gains at their respective individual tax rates.

•                  Investment in REIT stocks are not guaranteed. Typical risks include management quality and corporate structure, the ability to increase revenues from rents, the balance of the supply of new buildings with demand for space, and liquidity risk.

Income returns

NAREIT Equity REIT annual returns 1984–2003

[CHART]

Source: National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

REIT dividend growth versus CPI

1994–2003

[CHART]

Source: Dividend Growth—National Association of Real Estate Investment Trusts® (NAREIT); Consumer Price Index —U.S. Department of Labor.

Equity REIT price index versus CPI

Monthly, 1984–2003

[CHART]

Source: REIT Price Appreciation—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index; Consumer Price Index —U.S. Department of Labor.

Asset class information

•                  Government Bonds/Bills

•                  Typically intended to provide income and/or diversification.

•                  Investor is a creditor of the government.

•                  Guaranteed by the full faith and credit of the United States government as to the timely payment of principal and interest.

•                  May be exempt from state taxes, and income is taxed as ordinary income in the year received.

•                  Stocks

•                  Are not guaranteed and have been more volatile than bonds.

•                  Provide ownership in corporations that intend to provide growth and/or current income.

•                  Small stocks are more volatile than large stocks and are subject to significant price fluctuations, business risks, and are thinly traded.

•                  Capital gains and dividends may be taxed in the year received.

REITs measure up over time

Compound annual total returns in percent 1984-2003

[CHART]

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity Index.

Investing in diversified portfolios

•                  Each type of investment displays unique return characteristics and price volatility

•                  Diversifying across investments may lower overall portfolio risk

•                  Correlation measures the extent to which different investment returns move together over time

•                  Absence of strong correlations among investments might help increase the return and reduce the risk

•                  Low to moderate correlation is sufficient to provide portfolio diversification

Diversify to reduce risk or increase return

Stock and bond investors 1972–2003

Stocks and Bonds		With 10% REITs		With 20% REITs

[CHART]		[CHART]		[CHART]

Return	10.9%	Return	11.2%	Return	11.5%
Risk	10.8%	Risk	10.4%	Risk	10.1%

Source: Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Bonds—20-year U.S. Government Bond; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Diversify to reduce risk or increase return

Fixed Income investors 1972–2003

Fixed Income		With 10% REITs		With 20% REITs

[CHART]		[CHART]		[CHART]

Return	9.2%	Return	9.7%	Return	10.2%
Risk	10.5%	Risk	9.8%	Risk	9.3%

Source: Bonds—20-year U.S. Government Bond; Treasury Bills—30-day U.S. Treasury Bill;

REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Why is asset allocation important?

Contributing factors of portfolio performance variation

[CHART]

Source: Brinson, Gary P. et al. “Determinants of Portfolio Performance,”

Financial Analysts Journal, July/August 1986. Updated in Financial Analysts Journal, May/June 1991.

Three factors of total portfolio performance

•                  Rates of return

•                  Volatility of returns

•                  Correlation of returns

When the return to an investment is high enough, the risk low enough, and/or the pattern of returns sufficiently different, the investment can earn a place in the portfolio.

Rates of return

Compound annual rate in percent

	REITs	Large Stocks	Small Stocks	Bonds

1972–2003	12.9	11.4	15.1	8.9

1984–2003	12.2	13.0	12.4	11.2

1994–2003	12.1	11.1	14.8	8.0

1999–2003	14.3	-0.6	16.4	6.5

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Volatility of return

Annualized standard deviation of quarterly returns in percent

	REITs	Large Stocks	Small Stocks	Bonds

1972–2003	14.6	16.9	25.4	11.7

1984–2003	13.3	16.6	23.0	10.6

1994–2003	12.5	17.8	24.9	9.5

1999–2003	13.1	19.8	29.7	9.3

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Declining Equity REIT correlation

Monthly correlation of REIT total returns to other types of investments

	1972–1983		1984–1993	1994–2003

Large Stocks	0.64		0.61	0.29

Small Stocks	0.73		0.70	0.37

LT Bonds	0.18		0.30	-0.03

International Stocks	0.45		0.32	0.28

Alternative measures of small stocks

Russell 2000	0.75	*	0.71	0.46

Russell 2000 Value	0.78	*	0.74	0.66

* Russell 2000 and Russell 2000 Value data only measure back to 1979.

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Declining Equity REIT correlation

60 month rolling periods

[CHART]

Source: Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Government Bonds—20-year U.S. Government Bond; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Risk versus return

1972–2003

[CHART]

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index; Inflation—Consumer Price Index.

Efficient frontier with and without REITs

Stocks, bonds, bills, and REITs 1972–2003

[CHART]

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Setting asset allocations in practice

•                  Investors may constrain their allocations to specific investments to account for other important factors

•                  These factors may depend on

•                  type of investor (e.g. tax exempt or taxable)

•                  total assets under management (e.g. large, moderate, small)

•                  investment strategy (e.g. higher income or lower volatility)

•                  Large institutional investors may be effectively constrained to less than optimal allocations because of their size and need for liquidity

•                  Allocation constraints used in the following efficient portfolios are common among institutional investors

Constraints used in following illustrations

	Minimum	Maximum

Small Stocks	0%	20%

Large Stocks	0%	60%

International Stocks	0%	20%

T-Bills	0%	15%

Bonds	5%	50%

Efficient portfolios without REITs

Constrained optimization 1972–2003

	Portfolio
	1	2	3	4	5	6

Small Stocks	15%	20%	20%	20%	20%	20%

Large Stocks	1%	6%	11%	21%	31%	40%

Bonds	50%	41%	45%	39%	29%	20%

International Stocks	19%	20%	20%	20%	20%	20%

T-Bills	15%	13%	4%	0%	0%	0%

REITs	0%	0%	0%	0%	0%	0%

Average Return	11.0%	11.7%	12.1%	12.6%	12.9%	13.2%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 0%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios including REITs

Constrained optimization 1972–2003

	Portfolio
	1	2	3	4	5	6

Small Stocks	14%	20%	20%	20%	20%	20%

Large Stocks	0%	0%	5%	16%	26%	35%

Bonds	43%	38%	43%	34%	24%	15%

International Stocks	18%	20%	20%	20%	20%	20%

T-Bills	15%	12%	2%	0%	0%	0%

REITs	10%	10%	10%	10%	10%	10%

Average Return	11.3%	12.0%	12.5%	12.9%	13.2%	13.5%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 10%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

	Portfolio
	1	2	3	4	5	6

Small Stocks	11%	17%	20%	20%	20%	20%

Large Stocks	0%	0%	0%	10%	20%	29%

Bonds	36%	33%	37%	30%	20%	11%

International Stocks	18%	19%	20%	20%	20%	20%

T-Bills	15%	11%	3%	0%	0%	0%

REITs	20%	20%	20%	20%	20%	20%

Average Return	11.6%	12.1%	12.7%	13.1%	13.5%	13.8%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 20%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios performance summary

Average return per level of standard deviation 1972–2003

	Portfolio Average Returns
	1	2	3	4	5	6

Without REITs	11.0%	11.7%	12.1%	12.6%	12.9%	13.2%

10% REIT Constraint	11.3%	12.0%	12.5%	12.9%	13.2%	13.5%

20% REIT Constraint	11.6%	12.1%	12.7%	13.1%	13.5%	13.8%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926–1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Risk versus return

1994–2003

[CHART]

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index; Inflation—Consumer Price Index.

Efficient frontier with and without REITs

Stocks, bonds, bills, and REITs 1994–2003

[CHART]

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios without REITs

Constrained optimization 1994–2003

	Portfolio
	1	2	3	4	5	6

Small Stocks	20%	20%	20%	20%	20%	20%

Large Stocks	23%	30%	38%	46%	52%	59%

Bonds	50%	50%	42%	34%	28%	21%

International Stocks	0%	0%	0%	0%	0%	0%

T-Bills	7%	0%	0%	0%	0%	0%

REITs	0%	0%	0%	0%	0%	0%

Average Return	11.0%	11.6%	12.0%	12.3%	12.6%	12.9%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 0%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios including REITs

Constrained optimization 1994–2003

	Portfolio
	1	2	3	4	5	6

Small Stocks	20%	20%	20%	20%	20%	20%

Large Stocks	20%	29%	37%	44%	51%	57%

Bonds	50%	41%	33%	26%	19%	13%

International Stocks	0%	0%	0%	0%	0%	0%

T-Bills	0%	0%	0%	0%	0%	0%

REITs	10%	10%	10%	10%	10%	10%

Average Return	11.6%	12.0%	12.4%	12.7%	13.0%	13.2%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 10%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

	Portfolio
	1	2	3	4	5	6

Small Stocks	20%	20%	20%	20%	20%	20%

Large Stocks	16%	26%	34%	41%	48%	54%

Bonds	44%	34%	26%	19%	12%	6%

International Stocks	0%	0%	0%	0%	0%	0%

T-Bills	0%	0%	0%	0%	0%	0%

REITs	20%	20%	20%	20%	20%	20%

Average Return	11.9%	12.4%	12.7%	13.0%	13.3%	13.6%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Small Stocks 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 20%.

Min Constraints—Bonds 5%.

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios performance summary

Average return per level of standard deviation 1994–2003

	Portfolio Average Returns
	1	2	3	4	5	6

Without REITs	11.0%	11.6%	12.0%	12.3%	12.6%	12.9%

10% REIT Constraint	11.6%	12.0%	12.4%	12.7%	13.0%	13.2%

20% REIT Constraint	11.9%	12.4%	12.7%	13.0%	13.3%	13.6%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Source: Small Stocks—represented by the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios with alternative measures of small stocks

Constrained optimization 1994–2003

	Portfolio
	1	2	3	4	5	6

Russell 2000	0%	0%	0%	3%	9%	15%

Large Stocks	41%	50%	57%	60%	60%	60%

Bonds	39%	30%	23%	17%	11%	5%

International Stocks	0%	0%	0%	0%	0%	0%

T-Bills	0%	0%	0%	0%	0%	0%

REITs	20%	20%	20%	20%	20%	20%

Average Return	11.4%	11.8%	12.1%	12.3%	12.4%	12.6%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%	14.0%

Max Constraints—Russell 2000 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 20%.
Min Constraints—Bonds 5%.

Source: Russell 2000; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Efficient portfolios with alternative measures of small stocks

Constrained optimization 1994–2003

	Portfolio
	1	2	3	4	5

Russell 2000 Value	12%	19%	20%	20%	20%

Large Stocks	30%	32%	40%	47%	55%

Bonds	38%	29%	20%	13%	5%

International Stocks	0%	0%	0%	0%	0%

T-Bills	0%	0%	0%	0%	0%

REITs	20%	20%	20%	20%	20%

Average Return	11.6%	12.0%	12.4%	12.8%	13.1%

Standard Deviation	9.0%	10.0%	11.0%	12.0%	13.0%

Max Constraints—Russell 2000 Value 20%; Large Stocks 60%; Bonds 50%; International Stocks 20%; T-Bills 15%; REITs 20%.

Min Constraints—Bonds 5%. Maximum standard deviation for portfolios using these asset classes and constraints was 13.1%.

Source: Russell 2000 Value; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; International Stocks—Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE®) Index; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Conclusions

•                  REITs offer an attractive risk/reward trade-off

•                  The correlation of REIT returns with other investments has declined over the last 10 years

•                  REITs may boost return or reduce risk when added to a diversified portfolio

•                  REITs are worth investigating as an addition to many types of portfolios

Biggs Wilkerson, l.c.

A t t o r n e y s   a t   l a w

7701 e. Kellogg, suite 565	Michael R. Biggs
Wichita, Kansas 67207	direct dial: 316.684.0719
316.684.2929 phone	email: mRB@biggswilkerson.com
316.681.0153 fax	www.biggswilkerson.com

August 3, 2005

ADVISORS REIT I, Inc.

Suite 235 8301 E. 21st Street N.

Wichita, Kansas 67206

Re: Registration Statement on Form S-11 (No.333-124916)

Ladies and Gentlemen:

We have acted as counsel to ADVISORS REIT I, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register under the Securities Act of 1933, as amended (the “Securities Act”), 2,500,000 shares of the Company’s Common Stock, (the “Shares”), for issuance and sale by the Company.  We are furnishing this opinion letter pursuant Item 36(b) of Form S-11 and Item 601(b)(8) of Regulation S-K.

You have requested our opinion as to (i) the qualification of the Company as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the accuracy of the discussion of US federal income tax considerations contained under the heading “U.S Federal Income Tax Considerations” in the Registration Statement.

In the preparation of this opinion, we have relied solely on (i) various facts and factual assumptions as set forth in the Registration Statement; (ii) the Articles of Incorporation of the Company, the Bylaws of the Company, and such other records, certificates and documents as we have deemed necessary or appropriate for purposes of rendering the opinions set forth herein; and (iii) certain representations made by the Company as to factual matters through a representation letter delivered to us in connection with this opinion letter regarding the manner in which the Company has been and will be owned and operated (the “Representation Letter”).  For purposes hereof, items (i) (ii) and (iii) are referred to collectively herein as the “Opinion Materials”. We have assumed, with your consent, that the representations set forth in the Representation Letter are true, accurate, and complete as of the date hereof.  While we are not aware of any facts inconsistent with the representations set forth in the Representation Letter, we have not made an independent investigation or audit of the facts set forth in any of the Opinion Materials. In addition, we have examined no documents other than the Opinion Materials for purposes of this opinion and, therefore, our opinion is limited to matters determined through such an examination.

In rendering the opinion set forth herein, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents, the conformity to authentic original documents of all documents submitted to us as copies, the accuracy and completeness of all documents and records made available to us, the factual accuracy of all representations, warranties and other statements made by all parties, and the continued accuracy of all documents, certificates, warranties and covenants on which we have relied upon in rendering our opinions and that were given or dated earlier than the date of this letter, insofar as relevant to our opinions, from such earlier date through and including the date of this letter.

Based solely on our review of the Opinion Materials, we are of the opinion, subject to and limited by, the foregoing that:

(i)    Based on the Company’s present and proposed method of operation (as described in the Registration Statement and the Representation Letter), the Company will be in a position to qualify for taxation as a REIT under the Code for its taxable year that will end December 31, 2005.

(ii)   The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations” to the extent that they describe matters of law or legal conclusions, are correct in all material respects.

The Company’s qualification as a REIT depends on the Company’s ongoing satisfaction of the various requirements under the Code and described in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” relating to, among other things, the nature of the Company’s gross income, the composition of the Company’s assets, the level of distributions to the Company’s shareholders, and the diversity of the Company’s ownership.  Biggs Wilkerson, L.C. will not review the Company’s compliance with these requirements on a continuing basis and no assurances can be given that the Company will satisfy these requirements.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts.  There can be no assurance that positions contrary to our opinion will not be taken by the Internal Revenue Service or that a court considering the issues would not hold contrary to such opinion.

The opinions expressed herein are given as of the date hereof and are based upon the Code, the Treasury regulations promulgated thereunder, current administrative positions of the Internal Revenue Service, and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis.  Any such changes could adversely affect the opinions

2

rendered herein.  The Internal Revenue Service has not issued regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. In addition, as noted above, our opinions are based solely on the documents that we have examined and the representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate.  Finally, our opinion is limited to the US federal income tax matters specifically covered herein, and we have not opined on any other tax consequences to the Company or any other person, and we express no opinion with respect to other federal laws, the laws of any other jurisdiction, the laws of any state or as to any matters of municipal law or the laws of any other local agencies within any state.

No opinion other than that expressly contained herein may be inferred or implied. We undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee and the holders of the Shares pursuant to the Registration Statement (except as provided in the next paragraph), and it speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent. We have no obligation to update this opinion.

We hereby consent to the filing of this opinion letter as Exhibit 8 to the Registration Statement and to the use of our name under the heading “Legal Opinions” in the Prospectus constituting a part thereof.  We also consent to the references to Biggs Wilkerson, L.C.  under “U.S. Federal Income Tax Consequences – Introduction” in the Prospectus.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

We are rendering this opinion letter to you in connection with the offering and registration of the Shares.  This opinion letter may not be relied upon by any other person or for any other purpose without our prior written consent.

Respectfully,

UNSIGNED

Biggs Wilkerson, L.C.

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Biggs Wilkerson, l.c.

A t t o r n e y s   a t   l a w

7701 e. Kellogg, suite 565	Michael R. Biggs
Wichita, Kansas 67207	direct dial: 316.684.0719
316.684.2929 phone	email: mRB@biggswilkerson.com
316.681.0153 fax	www.biggswilkerson.com

August 3, 2005

ADVISORS REIT I, Inc.

Suite 235, 8301 E. 21st. St. North

Wichita, Kansas 67206

Re:  Registration Statement on Form S-11 (No.333-124916)

Ladies and Gentlemen:

We have acted as counsel to ADVISORS REIT I, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (as amended or supplemented, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register under the Securities Act of 1933, as amended (the “Securities Act”) 2,500,000 shares of the Company’s Common Stock, (the “Shares”) for issuance and sale by the Company.  Following effectiveness of the Registration Statement, the Company intends to commence directly offering the Shares. We are furnishing this opinion letter pursuant to Item 36(b) of Form S-11 and Item 601(b)(5) of the Commission’s Regulation S-K.

We have examined the Articles of Incorporation, related Amendment to Articles of Incorporation and the Bylaws of the Company; the Registration Statement, including the prospectus (“Prospectus”) therein filed as part of the Registration Statement; the records of proceedings of the Board of Directors and the stockholders of the Company deemed by us to be relevant to this opinion letter; and such other agreements and documents as we deemed necessary for the purpose of expressing the opinions set forth herein.

In our examination of the relevant documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies and pdf files). We also have made such further legal and factual examinations and investigations as we deemed necessary for purposes of expressing the opinion set forth herein.

As to certain factual matters relevant to this opinion letter, we have relied conclusively upon representations and warranties made by the Company whether set forth in originals or copies, certified or otherwise identified to our satisfaction, and of such other records, agreements, documents and instruments, including certificates or comparable documents of officers of the Company and of public officials, as we have deemed appropriate as a basis for the opinion hereinafter set forth. Except to the extent expressly set forth herein, we have made no independent investigations with regard to matters of fact, and, accordingly, we do not express any opinion as to matters that might have been disclosed by independent verification.

Our opinion set forth below is limited to the Maryland General Corporation Law, as amended, which includes the statutory provisions thereof, applicable provisions of the Maryland Constitution and reported judicial decisions interpreting such laws. We do not express any opinion herein concerning any other laws. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

This opinion letter is provided to the Company for its use solely in connection with the transactions contemplated by the Registration Statement and may not be used, circulated, quoted or otherwise relied upon by any other person or for any other purpose without our express written consent, except that the Company may file a copy of this opinion letter with the Commission as an exhibit to the Registration Statement or with any official or agency administering the securities laws of a jurisdiction. The only opinion rendered by us consists of those matters set forth in the seventh paragraph hereof, and no opinion may be implied or inferred beyond the opinion expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Based upon the foregoing, subject to and limited by the foregoing, it is our opinion that:

(i)              the Company is a corporation duly incorporated and validly existing under and by virtue of, the laws of the State of Maryland;

(ii)             upon issuance and delivery of the Shares against payment of the consideration for which the Board of Directors of the Company authorized their issuance, the Shares will be validly issued, fully paid and non-assessable; and

(iii)            the rights, benefits, responsibilities, restrictions and limitations of the Shares conform in all material respects to all statements and descriptions thereof contained in the Prospectus filed as part of the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Opinions” in the Prospectus constituting a part thereof. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Respectfully,

UNSIGNED

Biggs Wilkerson, L.C.

2

BUSINESS/PORTFOLIO | STRATEGY AND OBJECTIVES | INVESTOR RELATIONS | CONTACT

a Real Estate Investment Trust
Suite 235, 8301 E. 21st Streen North
Wichita, Kansas 67206 Telephone: (316) 682-9398

For information please contact:
Mr. JAMES L. FRITZEMEIER
President
Contact Us
(316)682-9398

BUSINESS/PORTFOLIO | STRATEGY AND OBJECTIVES | INVESTOR RELATIONS | CONTACT

Our Business

ADVISORS REIT I, Inc. will be a self-administered, self-managed real estate investment trust. We hope to be able to operate more efficiently than most REITs which typically operate under a fee-based advisory management format.

Our Proposed Real Estate Portfolio

We intend to invest in commercial real estate properties. We generally will seek to acquire a diversified portfolio of real estate, focusing primarily on properties that produce current income. We expect our real estate will be located in urban and suburban areas of the Midwestern and Southwestern United States. Attractive commercial properties located in rural communities might also be acquired.

Generally real estate investments will be made substantially for cash, using little or no debt financing. Suitable real estate investments may include any type of worthwhile commercial property, including office buildings, shopping centers, strip centers, restaurants, hotels, motels, warehouses and other commercial and industrial properties. Our properties may have operating histories, or we may also acquire newly constructed properties, or properties which have been recently constructed and have limited or no operating histories.

As of the date of our prospectus, we have not purchased any properties and no properties have been identified for purchase. Inquiries from potential property sellers or their agents should be directed to:

Marlin K. Penner, President

John T. Arnold Associates, Inc.

101 South Market

Wichita, Kansas 67202

(316) 263-7242

marlin@johntarnold.com

BUSINESS/PORTFOLIO | STRATEGY AND OBJECTIVES | INVESTOR RELATIONS | CONTACT

Our Strategy and Overall Objectives

Our objectives for our shareholders are:

•                  To pay a consistent stream of distributions to our shareholders;

•                  To preserve shareholder capital;

•                  To realize a reasonable level of appreciation for our commercial real estate portfolio in light of our perception of the risk tolerance of our shareholders and the suitability of our shares as an investment for IRA account holders;

•                  To qualify and remained qualified as a REIT for federal income tax purposes; and

•                  To provide you with liquidity for your investment on or before October 31, 2017.

Our strategy for accomplishing our objectives focuses on:

•                  Minimizing the immediate dilution of shareholders’ funds by directly selling the shares to investors, rather than through traditional means;

•                  Adopting a self-administered, self-managed form of corporate governance to minimize general and administrative costs and avoid advisory fees in order to maximize the funds available for distribution or re-investment;

•                  No cap on potential income streams for investors;

•                  Looking at the intrinsic value of potential acquisitions, evaluating not only their projected rental streams and the tenant’s creditworthiness, but also resale potential, upside possibilities, and other characteristics and potential benefits that might be overlooked in a cursory review of the property;

•                  Utilizing third party property managers accountable for property management at the individual property level in lieu of creating a large corporate staff dedicated to overall property management; and

•                  Limiting the amount of debt incurred during the foreseeable future for the acquisition of properties or financing operations.

BUSINESS/PORTFOLIO | STRATEGY AND OBJECTIVES | INVESTOR RELATIONS | CONTACT

Investor Relations

To view our Prospectus and related filings with the Securities and Exchange Commission, please click here.

Disclaimer: You can review the filings that ADVISORS REIT I, Inc. has made with the U.S. Securities and Exchange Commission (“SEC”) by linking directly to EDGAR, a database maintained by the SEC. EDGAR is not part of the ADVISORS REIT I, Inc. Web site and this link to EDGAR does not mean that ADVISORS REIT I, Inc. endorses or accepts any responsibility for the content, or the use, of EDGAR Offers to sell our shares will be made only through our prospectus. Our offering involves significant risks. Potential investors should carefully read our prospectus, and in particular its “Risk Factors” section, prior to making an investment decision.

Who Can Help Answer Your Questions?

If you have questions about our offering or if you would like a copy of our prospectus, you should contact:

James L. Fritzemeier
President
ADVISORS REIT I, Inc.
Suite 235 8301 E. 21st North
Wichita, Kansas 67206
(316) 682-9398
Contact Us

BUSINESS/PORTFOLIO | STRATEGY AND OBJECTIVES | INVESTOR RELATIONS | CONTACT

a Real Estate Investment Trust
Suite 235, 8301 E. 21st Street North
Wichita, Kansas 67206 Telephone: (316) 682-9398

For information please contact:
Mr. JAMES L. FRITZEMEIER
President
Contact Us
(316)682-9398

Contact Us

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